
03023868

CORVEL

2003 ANNUAL REPORT FORM 10K


$283
236
210
187
166
$125
99
00
01
02
03
Revenue *(in millions)*


$16.6
14.8
13.2
12.0
10.4
$ 8.0
99
00
01
02
03
Net Income *(in millions)*


$1.50
1.30
1.13
0.98
0.84
$0.60
99
00
01
02
03
Earnings Per Share *(in dollars)*


$12.6
9.5
9.1
5.9
5.6
$ 2.0
99
00
01
02
03
Cash *(in millions)*


27.2%
25.2
23.9
22.7
22.5
20.0%
99
00
01
02
03
Return on Equity (%)


12.3
12.0
11.6
11.3
11.0
6.0
99
00
01
02
03
Q4 Weighted Shares *(in millions)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-19291

CORVEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**33-0282651**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
2010 Main Street, Suite 600, Irvine, California	**92614**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (949) 851-1473

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock

Indicate by check mark whether the registrant (1) has filed all report required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

The aggregate market value of voting stock held by non-affiliates of the registrant on May 30, 2003, was approximately $215,000,000. For the purposes of the foregoing calculation only, all directors, executive officers and ten percent stockholders of the registrant have been deemed to be affiliates. On that date, there were approximately 10,627,000 shares of Common Stock, par value $.0001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Items 10 through 13 of Part III of this Form 10-K is incorporated herein by reference to portions of the Registrant's definitive proxy statement for the Registrant's 2003 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended March 31, 2003.

CORVEL CORPORATION

2003 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company's actual results could differ materially from those projected in the forward-looking statements as a result of the factors described below and elsewhere in this Annual Report. Investors in the Company's securities should consider these factors. This Report includes "forward-looking statements" including, but not limited to, the statements about our plans, strategies and prospects under the heading Item 1. Business, including Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", "may", "will" and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, and we can give no assurance that we will achieve our plans, intentions or expectations. Certain important factors could cause actual results to differ materially from the forward-looking statements we make in this report. Representative examples of these factors include (without limitation):

- general industry and economic conditions;
- cost of capital and capital requirements;
- competition from other managed care companies;
- the Company's ability to renew and/or maintain contracts with its customers under existing terms or restructure these contracts on terms that would not have a material negative impact on the Company's results of operations;
- the ability to expand certain areas of the Company's business;
- shifts in customer demands; the ability of the Company to produce market-competitive software;
- changes in operating expenses including employee wages, benefits and medical inflation;
- changes in regulations affecting the workers' compensation, insurance and healthcare industries in general;
- dependence on key personnel;
- possible litigation and legal liability in the course of operations;
- and the continued availability of financing in the amounts and at the terms necessary to support the Company's future business.

These factors and the Risk Factors described in "Business" and the factors described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and similar discussions in our other filings with the Securities and Exchange Commission are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this annual report on Form 10-K are made only as of the date of this annual report. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

PART I

ITEM 1. BUSINESS.

Introduction

CorVel Corporation ("CorVel" or the "Company") is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation and other healthcare benefits, primarily coverage under group health and auto policies. The Company's services include automated medical fee auditing, preferred provider networks, utilization review, medical case management, vocational rehabilitation services, early intervention, and independent medical examinations. Such services are provided to insurance companies, third-party administrators ("TPAs"), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with health care claims.

The Company, which is a Delaware corporation, has its principal executive offices located at 2010 Main Street, Suite 600, Irvine, California, 92614. The Company's telephone number is 949-851-1473.

Fiscal 2003 Developments

Acquisition of Ancicare

In May 2002, the Company acquired Miramar, Florida based AnciCare PPO, Inc. AnciCare is a leading national provider of diagnostic imaging services, including MRIs, CAT Scans, and Bone Scans. With a strong network of operations in over 30 states, this acquisition represents a further expansion of CorVel's CorCare Preferred Provider Organization (PPO).

AnciCare provides the scheduling, report management and reimbursement coordination for a wide range of diagnostic imaging services. Such services provide a meaningful expansion to the scope of services from traditional PPO's. CorVel is expanding the scope of all of its PPO activities, capitalizing upon its extensive involvement in the provision of assistance to injured workers. These second generation forms of provider networks provide services whose goal is the acceleration of turnaround times that assist the resolution of claims, and reduce related indemnity expenses. CorVel seeks to assist patients by helping them find convenient providers and by arranging appointments. By coordinating the related reimbursement, the Company is able to streamline the billing and payment process, improving efficiencies for both the provider and the payor in a healthcare episode.

Amendment of Shareholder Rights Agreement

In April 2002, the Board of Directors of the Company approved an amendment to the Company's existing stockholder rights agreement (the "Rights Agreement") to extend the expiration date of the rights to February 10, 2012, increase the initial exercise price of each right to $118 and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the Rights Agreement remain in effect for all other stockholders of the Company. The Rights Agreement was originally adopted and approved in 1997.

Company Continues Stock Repurchase Program

During fiscal 2003, the Company continued to repurchase shares of its common stock under a plan approved by the Company's Board of Directors. Including an expansion authorized in April 2002, the total number of shares authorized to be repurchased has now been increased to 6,100,000 shares, adjusted for the three-for-two stock split in the form of a dividend in August 2001. Since commencing this program in the fall of 1996, the Company has repurchased approximately 5,231,000 common shares through March 31, 2003, equal to 33% of its outstanding stock at a cost of approximately $84 million. These repurchases were funded from the Company's operating earnings.

Industry Overview

Workers' compensation is a federally mandated, state-legislated, comprehensive insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Since their introduction in the early 1900's, these programs have been expanded to all fifty states and the District of Columbia. Each state is responsible for implementing and regulating its own program. Consequently, workers' compensation benefits and arrangements vary on a state-by-state basis and are often highly complex.

Workers' compensation plans generally require employers to fund all of an employee's costs of medical treatment and a significant portion of lost wages, legal fees and other associated costs. Typically, work-related injuries are broadly defined, and injured or ill employees are entitled to extensive benefits. Employers are required to provide first-dollar coverage with no co-payment or deductible due from the injured or ill employee for medical treatment and, in many states, there is no lifetime limit on expenses. However, in exchange for providing this coverage for employees, employers are not subject to litigation by employees for benefits in excess of those provided by the relevant state statute. In most states, the extensive benefits coverage (for both medical costs and lost wages) is provided through the purchase of commercial insurance from private insurance companies, participation in state-run insurance funds or employer self-insurance.

Provider reimbursement methods vary on a state-by-state basis. A majority of states have adopted fee schedules pursuant to which all health care providers are uniformly reimbursed. The fee schedules are set by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In states without fee schedules, health care providers are reimbursed based on usual customary and reasonable fees charged in the particular state in which the services are provided.

Workers' compensation is a statutorily defined employee benefit, which varies on a state-by-state basis. Workers' compensation laws generally require employers to fully pay for employees' costs of medical treatment, lost wages, legal fees and other costs associated with work-related injuries and disabilities and, in certain jurisdictions, mandatory vocational rehabilitation. Companies provide such coverage to their employees through either the purchase of commercial insurance from private insurance companies, participation in state-run funds or through self-insurance.

Many states do not permit employers to restrict a claimant's choice of provider, making it more difficult for employers to utilize managed care approaches such as HMOs and Preferred Provider Organizations ("PPOs"). However, in many states, employers have the right to direct employees to a specific primary health care provider during the onset of a workers' compensation case, subject to the right of the employee to change physicians after a specific period. In addition, workers' compensation programs vary from state to state, making it difficult for payors and multi-state employers to adopt uniform policies to administer, manage, and control the costs of benefits. As a result, managing the cost of workers' compensation requires approaches, which are tailored to the specified regulatory environment(s) in which the employer is operating.

Managed care techniques are intended to control the cost of health care services and to measure the performance of providers through intervention and on-going review of services proposed and actually provided. Managed care techniques were originally developed to stem the rising costs of group medical care. Historically, employers were slow to apply managed care techniques to workers' compensation costs primarily because the aggregate costs are relatively small compared to costs associated with group health benefits and because state-by-state regulations related to workers' compensation are far more complex than those related to group health. However, in recent years, employers and insurance carriers have been increasing their focus on applying managed care techniques to control their workers' compensation costs.

Since workers' compensation benefits are mandated by law and are subject to extensive regulation, payors and employers do not have the same flexibility to alter benefits as they have with other health benefits programs. In addition, workers' compensation programs vary from state to state, making it difficult for payors and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits. As a result, managing the cost of workers' compensation requires approaches that are tailored to the specific state regulatory environment in which the employer operates.

An increasing number of states have adopted legislation encouraging the use of workers' compensation managed care organizations ("MCO's") in an effort to allow employers to control their worker's compensation costs. MCO laws generally provide employers an opportunity to channel injured employees into provider networks. In certain states, MCO laws require licensed MCO's to offer certain specified services, such as utilization management, case management, peer review and provider bill review. Most of the MCO laws adopted to date establish a framework within which a company such as the Company can provide its customers a full range of managed care services for greater cost control.

Business Strategy

The Company believes that payors and employers impacted by the escalating medical costs of workers' compensation will increasingly require services and programs to manage such costs. The Company's business strategy is to offer a range of services through a national network of branch offices, supported by information management systems, to respond to such need on both a local and national level.

Breadth of Service

A key element of the Company's strategy is to capitalize on its background and specialization in workers' compensation, established initially in the area of case management, to offer a range of services, including bill review, PPO's and independent medical examinations ("IME's"), to assist insurance carriers, TPA's and self-administered employers in managing the cost of workers' compensation and monitoring the quality of care provided. The Company plans to continue to expand its range of services to respond to the needs of its customers.

National Branch Office Network

An integral part of the Company's strategy is to offer services at the local or regional level where workers' compensation claims are administered. Each office has access to centralized services and software developed at the Company's corporate offices and is capable of responding to the particular regulatory environment in which it operates. The Company adds branch offices by identifying target markets, generally geographically contiguous to an existing market, where it believes it can successfully introduce one or more of its services. The Company may also establish new offices in response to the needs of national customers. In addition to expanding the number of branch office locations, the Company expects to add existing services as well as new services to its branch offices.

Informational Management Capabilities

The Company's strategy also includes the continued development of software and its computer system network capable of supporting the review and management of medical information on the internet. Claims and patient data can be entered from field locations, processed by the Company and made available for consolidated reporting or for automated interfacing to customer computer systems.

Business

The Company offers services in two general categories, Provider Programs and Patient Management services, to assist its customers in managing the increasing medical costs of workers' compensation, group health and auto insurance, and monitoring the quality of care provided to claimants.

Provider Programs

The Company's provider program services are designed to reduce the price paid by its customers for medical services rendered in workers' compensation cases. The provider programs offered by the Company include automated medical fee auditing, preferred provider services, and retrospective utilization review.

MedCheck – CorVel's Proprietary Bill Review System

Many states have adopted fee schedules, which regulate the maximum allowable fees payable under workers' compensation for procedures performed by a variety of health treatment providers. Such schedules may also include fees for hospital treatment. The purpose of a fee schedule is to standardize the billing process by using uniform procedure descriptions and to set maximum reimbursement levels for each covered service.

Certain other states permit payors to pay workers' compensation medical costs limited to usual and customary charges for the relevant community. The Company provides automated medical fee auditing to assist the Company's customers in verifying that the fees charged by workers' compensation health care providers comply with state fee schedules, or are consistent with usual and customary charges.

The Company offers its fee schedule auditing through a computerized medical bill review service called MedCheck, which combines automated data reporting and transmission capabilities. MedCheck consists of an online computer-based information system comprised of a proprietary software program which stores and accesses state-mandated fee schedules and licensed usual and customary charge information. MedCheck is also being utilized for the review of medical charges under certain non-workers' compensation insurance coverages. With the MedCheck service, the Company is capable of:

- Checking for provider charges which exceed charges allowable under fee schedules or usual and customary charges, in accordance with the requirements of the relevant jurisdiction
- Repricing provider bills to contractual PPO reimbursement levels
- Checking for duplicate billing
- Checking for billed services or procedures that are excessive, unnecessary or unrelated to treating the particular medical problem
- Checking for "unbundled" billings where the medical services performed are billed in components, resulting in higher total charges than would be the case if the services were billed in the aggregate
- Engaging in on site processing of claims
- Sending claims data directly to carriers' databases, thereby reducing costs due to repetitive or erroneous data entry
- PPO management
- Internet based reporting tools
- Pharmacy review

In addition to providing the MedCheck software suite, CorVel also supports insurers and administrators with a full array of outsource capabilities. The Company provides a proprietary national PPO, as well as case managers both on-site and from telephonic hub operations. These systems can be interfaced to insurers through the Company's wide area network (WAN) as well as through its web site and virtual private networks (VPN's). When installed at an insurer, the MedCheck suite can accept electronic data interfaces (EDI) from CorVel and other sources. This interface automates the reimbursement of provider reimbursements, allows for the application of all MedCheck fees to the individual claim file and eliminates the need for manual redundant data entry of MedCheck results by the carriers' claims personnel. In addition, MedCheck can send its own files on to the mainframe claims administration systems of major insurers and other payors. The system is designed for easy access by claims adjusters and includes functionality for such part-time users within the claims payment environment.

MedCheck includes an artificial intelligence (AI) module (First Review) which allows insurers to incorporate the latest in software intelligence. MedCheck's "First Review" module can incorporate intelligence unique to specific insurance programs. In addition to these AI features, MedCheck's development reflects CorVel's experience as one of the leading managed care companies in the country. An important element of the Company's business strategy is to introduce MedCheck to additional existing branch offices and increase its use by current customers. The Company plans to continue to invest in the expansion of its MedCheck medical review software to better serve the claims processing needs of customers through automated interfacing with its customers' computer systems.

Recent MedCheck Development

The Company released its most recent version of MedCheck, which adjudicates medical reimbursement for workers' compensation, automobile, and accident & health claims. Casualty claims are typically managed through many geographically dispersed offices. The current version is web-enabled, allowing claims to be submitted electronically, as well as through traditional paper processes. It includes expanded PPO administration features and browser-based interfaces for both claims processing and reporting. The product had been previously expanded to include features unique to the processing of automobile claims. The current release is focused on applications in the workers' compensation market, and is of particular interest to State Funds, municipalities and other large insurance and third party administrator TPA payors.

CorVel customers can utilize MedCheck's service bureau capabilities to outsource their bill review processing needs. However, they can also process varying portions of their workload from their own sites, or utilize MedCheck on an ASP basis. In this latter mode the claims administration organization can access the software over the Internet and process all, or a portion of their claims, themselves. The use of ASP processing allows payors to benefit from all of MedCheck's capabilities without having to invest in computer systems, software support, and maintenance or the administration of the many information databases critical to proper medical reimbursement adjudication.

MedCheck includes automated processing capabilities. CorVel's AI module ("First Review") is designed to evaluate incoming medical bills, apply medical protocols and reimbursement guidelines and complete the reimbursement of the medical professional, all automatically. MedCheck is architected so that customers can seamlessly blend outsourced processing with work performed internally. Claims professionals, as well as various levels of management can easily access real-time reports of claims history.

Preferred Provider Services

PPOs are groups of hospitals, physicians and other health care providers that offer services at pre-negotiated rates to employee groups. PPO networks offer the employer an additional means of managing workers' compensation costs by reducing the per-unit price of medical services provided to employees. The Company provides its customers with access to its PPO network, "CorCare". Bills submitted from PPOs are identified through the MedCheck review process, and the submitted charges are then audited against the PPO schedule and against any applicable fee schedule or usual and customary charges. The fee approved for payment is the lower of the submitted charges or the lowest allowable fee identified. Some of the features of the Company's PPO network services include: national networks for all coverages, board certified physicians, automated provider credentialing, patient channeling, online provider look-up and printable directories, and 24 hour, toll free telephonic directory.

The Company offers online provider look-up on its website (http://www.corvel.com) or the Company's eCommerce website (http://www.caremc.com) where users can locate providers in their area, see a map, get door to door driving directions or print an entire directory.

Hospital Inpatient and Outpatient Bill Review Services

The Company expanded its line of bill review services by adding unique capabilities for reviewing hospital inpatient and outpatient medical reimbursement. CorVel offers cost containment by applying a clinical medical review to hospital claims conducted by registered nurses. Our nurse reviewers use a proprietary nationwide database of usual and customary charges. This database provides usual and customary charges for the detailed charges, which are specified on the itemized hospital bill. Access to more than 370,000 different hospital charge master line items through this database enable CorVel to track billing trends throughout the nation, while streamlining the nurse review process. This service, named MedCheck Select, provides a national database of hospital charges detailed by line item in each hospital's individual billing system. By converting different hospital billing systems to a common database, the Company can create "usual and customary" expectations for hospital expenses. Revenues for this service expanded throughout the year, and added to the Company's line of in-patient medical review and PPO activities. Some of the features of this service include: hospital line item bill review, fee negotiation, application of PPO contracts, and usual & customary review.

Objectives of the service include:

- Assure that billed charges are usual and customary
- Confirm services were medically necessary
- Reduce claim costs through negotiated agreements

- Substantiate, by report, charges over usual and customary
- Support the payor and patient in all appeals

Check Processing

CorVel has the capability to provide checkwriting services for its customers. The provider payment check can be added to the bill analysis (EOB, Explanation of Benefit) to produce one combined document, which is mailed to the provider.

MedCheck/ecs

The Company continued further development of its medical bill review software and PPO management system, MedCheck, with a web-based initiative, MedCheck/ecs (eCommerce Solutions). As the volume of medical bills increase, this program can help to automate the claims process, while delivering savings on most bills. With MedCheck/ecs, medical bills can be processed and approved from the customer's desktop. By using automated information processing, Medcheck/ecs eliminates paperwork and many time delays. Additionally, it can reimburse providers for services directly after the bill has been approved for payment in real time.

MedCheck/ecs automates many of the functions that have traditionally delayed the submission, approval, and reimbursement of bills. Via the password-protected website, caremc.com, providers, and claims professionals enter bills directly onto the website and into the system to expedite claim processing. Using artificial intelligence technology, MedCheck/ecs automatically adjudicates bills, applying usual and customary review, fee schedule analyses, and PPO discounts.

Utilization Management

Utilization Management programs preview proposed ambulatory care to determine: appropriateness, frequency, duration, and setting. Utilizing experienced RN's, proprietary medical treatment protocols, and "expert systems" technology, unnecessary treatments and associated costs are avoided. Processes in Utilization Management include: review injury, diagnosis, and treatment plan; contact and negotiate provider's treatment requirements, certifying appropriateness of treatment parameters and/or additional treatment requests; and respond to provider requests for additional treatment.

Precertification of Hospitalization

The pre-admission certification program is a review service, which verifies the medical necessity of proposed hospital admissions, and determines the appropriate length of stay. The CorVel staff of nurses and reviewers, assisted by an automated medical rules/protocols system and backed up by physician consultants, individually evaluates every hospital admissions request. Pre-certification objectives include the following: determine appropriateness of proposed or emergent hospitalization; determine the medical necessity for hospital admission/inpatient care: explore alternatives to inpatient treatment; if inpatient care is required, determine the appropriate length of stay and monitor the patient's condition throughout the hospitalization to prevent unnecessary inpatient days; channel the patient to a CorVel PPO provider/facility; and develop and implement a timely discharge plan.

Inpatient Utilization Review

The Company offers pre-certification and concurrent utilization review services. The Company's pre-certification service is designed to be utilized prior to the injured employee's admission to the hospital. Upon notification by a claims manager or employer, a Company nurse reviews the appropriateness of the proposed plan of care, the need for inpatient hospitalization, and the appropriate length of stay. Under the Company's concurrent review service the nurse reviewers monitor the medical necessity and appropriateness of the patient's continued hospitalization through regular contact with the hospital and the patient's physician and may identify cases that lend themselves to alternate treatment settings or home care.

Independent Medical Examinations

The Company arranges for an IME to assist customers in evaluating workers' compensation and other casualty claims. A medical examination involves the assessment of a person's condition often for use in determining the extent and nature of an injury. IME's are focused to answer specific requirements including relationships of diagnosis to specific injury, accident or illness, further treatment recommendations, extent of permanent impairment or disability, and other information as needed. In general, a physician examines the patient and prepares a report that describes the nature and extent of injuries, as well as the future medical requirements. The Company produces preliminary reports within five days, and final reports within ten days of examination. The Company provides IMEs through a network of independent physicians. The IME services include IME's, Second Opinions, Peer Reviews, Chart Reviews, Legal Testimony, Physical Capacity Exams, Pre-employment Physicials, and Fitness for Duty Exams.

Durable Medical Equipment Network

CorCare DME (durable medical equipment) provides, through CorVel's eCommerce Care^{MC}, a fully automated equipment ordering and status management system. Orders are fulfilled using local, preferred equipment distributors and billing and reimbursement for each transaction is automatically processed. CorCare DME offers: web-based ordering, call center convenience, preferred pricing, status management through Care^{MC}, and automated billing and reimbursement.

Patient Management Services

In addition to its provider program services, the Company offers a range of patient management services, which involve working on a one-on-one basis with injured employees and their various health care professionals, employers and insurance company adjusters. Patient management services are designed both to assist in maximizing medical improvement and, where appropriate, to expedite return to work. The services designed to monitor the medical necessity and appropriateness of health care services provided to workers' compensation claimants and to expedite their return to work. The Company offers these services on a stand-alone basis, or as an integrated component of its medical cost containment services.

During the past year, the Company released its most recent Advocacy suite of case management software. This version of Advocacy is designed to assist employers; insurers, TPA's and case management companies with the administration of managed care for disability patients. The software is available for licensure and is supported by CorVel's national network of offices and managed care professionals.

Advocacy software is CorVel's line of case management tools for the managed care industry. The Advocacy suite of services includes: first notice of loss, early intervention, utilization management, telephonic case management, on-site case management, independent medical examinations, peer review and vocational rehabilitation.

The software helps operators determine available indemnity payments from the employer and coordinate case management information and issues. Protocols regarding length of disability are incorporated to guide the management of cases. Management and operations reports, electronic data interchange and billing are additional features of the software.

Medical Case Management

The Company offers medical case management services where the injury is catastrophic or complex in nature, or where prolonged recovery is anticipated. The medical management components of CorVel's program focuses on medical intervention, management and appropriateness. In these cases, the Company's case managers confer with the attending physician, other providers, the patient and the patient's family to identify the appropriate rehabilitative treatment and most cost-effective health care alternatives, including transferring the patient from a hospital to an alternative care facility. The program is geared towards offering the injured party prompt access to appropriate medical providers who will provide quality cost-effective medical care within the guidelines established and accepted within the medical community. Case managers may coordinate the services or care required and may arrange for special pricing of the required services.

Telephonic Case Management

Through the claims interface and artificial intelligence process and/or call center, the need for Medical Case Management is defined. Case Management facilitates and promotes patient care, which minimizes fragmentation, facilitates patient progression through the healthcare system, attends to the needs of the patient, and represents a merging of clinical and financial interests, systems, and outcomes. The Case Manager, through contact with the patient and/or family, personalizes an often impersonal healthcare system, transmits the insurer's concern for the patient, and facilitates communication between the patient, insurer, and healthcare providers.

Vocational Rehabilitation

In certain states, vocational rehabilitation is a legislated benefit of workers' compensation, which assists the employee's return to former employment or another job function with similar economic value. The Company offers vocational services to reduce workers' compensation costs and expedite the injured employee's return to work.

CorVel offers vocational services to evaluate the claimant's education, training, and experience. Vocational services include work capacity assessments, job analysis, transferable skill analysis, job modification, vocational testing, job placement assistance, labor market surveys and retraining. After an employee sustains an injury, the Company performs an analysis of the employee's current job and other potential jobs which could be performed for the employer, meets with the treating physician to determine the diagnosis and prognosis for return to work, presents job analyses to obtain a release to return to work, develops plans for employee training and generally monitors the employee's return to work. By working with the employer, they can provide job modification or light-duty alternatives until the physician lifts the claimant's physical limitations. In addition, CorVel can evaluate participial payment claims if the claimant returns to work in a new position, working for less than their pre-injury wage.

Early Intervention

The earlier the Company becomes involved in an episode of care, the greater the impact on the healthcare outcome. The Company's early intervention program begins a series of steps that promote an employee's timely return-to-work including immediate telephonic assessment to ensure that an appropriate course of treatment is established and adhered to through the entire episode of care. CorVel's early intervention program features: automated, immediate notification, immediate patient assessment, clinical protocols and guidelines, channeling to preferred providers, private labeling options, and telephonic case management.

Care^{MC}

The Company continued the roll out of its Care^{MC} marketsite (http://www.caremc.com). Care^{MC} connects employers, claims professionals, providers and case managers, accelerating the resolution of disability claims and improving outcomes. Care^{MC} tools address: absence management, claim status reporting, case manager updates and medical bill adjudication. By integrating all of the managed care services involved in an episode of care, Care^{MC} extends the value in the automated processing of incident reporting to other components of claims management. Care^{MC} serves the healthcare and claims needs of insurers and employers managing employee absences and disability insurance losses. Care^{MC} includes a website which provides for direct access to CorVel Corporation managed care services and is also designed to function as an application service provider (ASP) through which other managed care providers will supply their services to major employers and insurers nationwide.

The Care^{MC} website facilitates healthcare transaction processing. Information gathered in Care^{MC} is immediately consolidated and available to benefits management personnel, insurers, patients and treating physicians. Using artificial intelligence techniques, the website provides situation alerts and event triggers, to facilitate prompt and effective decisions. Users of the dashboard can quickly see where event outliers are occurring within the claims management process. If costs exceed pre-determined thresholds or activities fall outside expected timelines, decision-makers can be quickly notified. Large amounts of information are consolidated and summarized to help customers focus on the critical issues. Care^{MC} can be customized to match the unique needs of each user, and be connected with Human Resource and/or payroll systems.

For instance, when integrated with the employer's payroll system, users of the site can be assured of having accurate employee identification, including all related demographics. Increasingly, the integration of systems is possible and Care^{MC} is designed to make such connections easy and efficient. The elimination of data errors and the time delays involved with paper processing, are two of the big advantages of moving to web-based processing. Summary reports of injury experience help employers better understand how to improve safety results. By tracking both occupational and non-occupational absences, Care^{MC} enables much improved productivity management.

Care^{MC} was developed in response to requests from major insurers to open access for their various managed care vendors to CorVel's line of ASP services. Other features of the website include electronic communications among providers, payors, employers, managed care vendors and patients; service scheduling; purchase transactions; automated provider reimbursement adjudication and vendor billing and collections.

Care^{MC} offers a suite of online services, and solutions that unite multiple managed care professionals real-time, and on a single website, creates a seamless, unified process for claims. This suite of solutions for managed care professionals includes:

Referral Basket: Referral Basket provides access to multiple managed care professionals from multiple resources, and instant access to information. With Care^{MC} Bill Review, the claims professionals can record bill and cost data in real time, access bill review status instantly, review and analyze in-patient and out-patient bills, and authorize payments on-line based on fee schedules and PPO agreements. Referrals are sent to the preferred managed care provider and confirmed as received in real-time.

Claims Center: Claims Center helps claims professionals organize and streamline their files. Using the power of the internet, claims professionals can access comprehensive sets of information on open, closed or pending claims from multiple managed care providers. Through the Care^{MC} Claims Center, the claims professional can interact with multiple managed care providers in real time, access and relay claims progress updates in real time, sort and search comprehensive claims data, and maintain a single, secure, electronic case file throughout the life of a claim.

Bill Review: Care^{MC} Bill Review assures accuracy, accountability and timeliness by tracking costs from the time a claim begins until it is closed. Care^{MC} bill review is founded on proprietary software, artificial intelligence, the integration of information.

Reporting Center: Reporting Center adds value by collecting a myriad of critical details from multiple sources, then organizing and delivering that information in real time. Care^{MC} helps claims professionals by sorting, simplifying and formatting comprehensive case data. Reports can be tailored to highlight individual critical cases or summarized to highlight priority trends. Through the Care^{MC} Reporting Center, claims professionals can view timely status reports and cost updates, use artificial intelligence to flag priority issues, tailor reports to highlight urgent cases or summarize important trends, and perform cost and savings analyses using an advanced and integrated database.

The Care^{MC} suite of solutions for employers includes:

Absence Manager: Absence Manager offers employers a single worksite for the reporting of all absences. Workers' compensation, short-term disability and Family Medical Leave Act ("FMLA") are all integrated in one patient management process. Care^{MC} documents up-to-the-minute employee absences, expedites compliance with government and insurer reporting requirements, and can individualize case management activities to follow a specified preference.

Disability Manager: Disability Manager gives employers a comprehensive overview of short-term disability and workers' compensation exposures, as well as the details of each lost-time case. Through Disability Manager, employers can express their preferences regarding the administration of their benefit program, and track the progress and status of disability claims.

Employment Services: Employment Services helps administer a wide range of medical evaluation strategic to the employment process for work groups susceptible to higher rates of injury or absence. Care^MC expedites requests for service and coordinates the scheduling of appointments using an efficient, easy-to-use website. Employers can monitor the status of scheduled activities online and in real-time, using the services provided. They can reduce the cost and complexity of conducting physicals, fitness for duty testing or other evaluations.

Reporting Center: The Care^MC Reporting Center provides real-time access to the status of the employer's benefit management program. The employer can be informed daily regarding summarized information, as well as trends and analytic perspectives. Such information is especially useful in understanding the underlying causes of medical issues and unexpected outcomes, so the employer can react to emerging problems immediately.

During fiscal 2003, the Company announced the launch of the Care^MC Dashboard, a graphical tool for employers and claims professionals seeking high level information to manage their benefits programs. CorVel's dashboard brings a variety of critical reports together in one central screen, which enables risk managers and claims management professionals to act in real time, on information summarized to facilitate decisions. This decision-support tool brings multiple information streams together in a console from which management can quickly see developing trends and make timely decisions. The dashboard is a central feature of Care^MC website.

Customers and Marketing

The Company's customers are workers' compensation insurers and, to a lesser extent, TPA's and self-administered employers. Many claims management decisions in workers' compensation are the responsibility of the local claims office of national or regional insurers. The Company's national branch office network has been established to enable the Company to market and offer its services at both a local and national account level. The Company is placing increasing emphasis on national account marketing. The marketing activities of the Company are conducted by account executives located in key geographic areas, and by national account executives from the corporate office. Most of the major workers' compensation insurance carriers conduct business with the Company. No single customer of the Company represented more than 10% of revenues in fiscal 2001, 2002, or 2003.

Competition and Market Conditions

The health care cost containment industry is highly fragmented and competitive. The intensity of competition can be expected to increase. The Company's primary competitors in the workers' compensation market are several large insurance carriers which offer one or more services similar to those offered by the Company, HMOs and numerous independent companies, typically on a local or regional basis. The Company also competes with national and local firms specializing in utilization review and with major insurance carriers and TPAs which have implemented their own internal utilization review services. Many of the Company's competitors are significantly larger and have greater financial and marketing resources than the Company. There can be no assurance that the Company will continue to maintain its existing performance, or be successful with any new products or in any new geographical markets it may enter. Moreover, the Company's customers may establish the in-house capability of performing services offered by the Company.

Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the capacity to manage health care for workers' compensation claimants, such legislation may intensify competition in the market served by the Company. Within the past few years, several states have experienced decreases in the number of workers' compensation claims and the average cost per claim, which have been reflected in workers' compensation insurance premium rate reductions in those states.

The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business and results of operations.

The Company competes on the basis of its specialization in workers' compensation, breadth of services, ability to offer local services on a nationwide basis, information management systems and independence from insurance carriers.

Government Regulation

General

Managed health care programs for workers' compensation are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally, parties that actually provide or arrange for the provision of health care services, assume financial risk related to the provision of those services, or undertake direct responsibility for making payment or payment decisions for those services, are subject to a number of complex regulatory schemes that govern many aspects of their conduct and operations.

In contrast, the management and information services provided by the Company to its customers typically have not been the subject of regulation by the federal government or the states. Since the managed health care field is a rapidly expanding and changing industry and the cost of providing health care continues to increase, it is possible that the applicable state and federal regulatory frameworks will expand to have a greater impact upon the conduct and operation of the Company's business.

Under the current workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the 50 states and by certain federal laws. The management and information services that make up the Company's managed care program serve markets that have developed largely in response to needs of insurers, employers and large TPAs, and generally have not been mandated by legislation or other government action. On the other hand, the vocational rehabilitation case management marketplace within the workers' compensation system has been dependent upon the laws and regulations within those states that require the availability of specified rehabilitation services for injured workers. Similarly, the Company's fee schedule auditing services address market needs created by certain states' enactment of maximum permissible fee schedules for workers' compensation services. Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of the Company's services, or require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace.

Health Insurance Portability and Accountability Act of 1996

The Health Insurance Portability and Accountability Act of 1996, commonly referred to as "HIPAA," requires the adoption of standards for the exchange of health information in an effort to encourage overall administrative simplification and to enhance the effectiveness and efficiency of the healthcare industry. Pursuant to HIPAA, the Secretary of the Department of Health and Human Services has issued final rules concerning the privacy and security of health information, the establishment of standard transactions and code sets. The HIPAA requirements only apply to covered entities, which include health plans, healthcare clearinghouses, and healthcare providers that transmit any health information in electronic form. The Company's provider program services may be subject to HIPAA obligations through business associate agreements with our customers. We are also indirectly regulated by HIPAA as a plan sponsor of a healthcare benefit plan for our own employees.

Of the HIPAA requirements, the privacy standards and the security standards have the most significant impact on our business operations. The privacy standards require covered entities to implement certain procedures to govern the use and disclosure of protected health information and to safeguard such information from inappropriate access, use or disclosure. Protected health information includes individually identifiable health information, such as an individual's medical records, transmitted or maintained in any format, including paper and electronic records. The privacy standards establish the different levels of individual permission that are required before a covered entity may use or disclose an individual's protected health information, and establish new rights for the individual with respect to his or her protected health information.

The security standards are designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information, and to protect the information against unauthorized use or disclosure. The security standards establish a national standard for protecting the security and integrity of medical records when they are kept in electronic form. Compliance with the security standards is required by April 21, 2005.

Medical Cost Containment Legislation

Historically, governmental strategies to contain medical costs in the workers' compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for health care procedures. In certain states that have not authorized the use of a fee schedule, the Company adjusts bills to the usual and customary levels authorized by the payor. Opportunities for the Company's services could increase as more states legislate additional cost containment strategies. Conversely, the Company could be adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for the Company's services.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company.

Vocational Rehabilitation Legislation

During the early 1970s, the case management marketplace within workers' compensation was dominated by the provision of medical management services. Such services were purchased at the option of insurance carriers with little or no support from legislative efforts within any of the states. By the mid-1970s, it became popular for states to legislate either supportive programs for vocational rehabilitation or, in some cases, mandatory vocational rehabilitation statutes.

Shareholder Rights Plan

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Rights Plan, which is similar to rights plans adopted by numerous other public companies, provides for a dividend distribution to CorVel stockholders of one preferred stock purchase "Right" for each outstanding share of CorVel's Common Stock. In April, 2002, the Board of Directors of CorVel Corporation approved an amendment to the Company's existing stockholder rights agreement to extend the expiration date of the rights to February 10, 2012, increase the initial exercise price of each right to $118 and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the Rights Agreement remain in effect for all other stockholders of the Company. The Rights Agreement was originally adopted and approved in 1997. The Rights are designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The Rights trade with the Company's common stock, and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Rights Plan provides that if a person or group acquires 15% or more of the Company's Common Stock without the approval of the Board, subject to certain exception, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's Common Stock having a market value equal to two times the then-current exercise price of the right.

In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the Right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the Right. The Company's Board of Directors may exchange or redeem the Rights under certain conditions.

Employees

As of March 31, 2003, CorVel had approximately 3,375 employees, including nurses, therapists, counselors and other employees. No employees are represented by any collective bargaining unit. Management believes its relationship with its employees to be good.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 are available free of charge through our Web site (www.corvel.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the Securities and Exchange Commission.

Risk Factors

Past financial performance is not necessarily a reliable indicator of future performance, and investors in the Company's Common Stock should not use historical performance to anticipate results or future period trends. The Company's business and the market price of the Company's Common Stock are subject to numerous risks and uncertainties. Some of those risks are described below. Other risks are presented elsewhere in this Form 10-K and in the Company's other filings with the Securities and Exchange Commission. See, in particular, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Potential Adverse Impact of Government Regulation. Many states, including a number of those in which the Company transacts business, have licensing and other regulatory requirements applicable to the Company's business. Approximately half of the states have enacted laws that require licensing of businesses, which provide medical review services, such as the Company. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. These regulatory programs may result in increased costs of operation for the Company, which may have an adverse impact upon the Company's ability to compete with other available alternatives for health care cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks having contracts with the Company or to provider networks, which the Company may organize. To the extent the Company is governed by these regulations, it may be subject to additional licensing requirements, financial and operational oversight and procedural standards for beneficiaries and providers.

Regulation in the health care and workers' compensation fields is constantly evolving. The Company is unable to predict what additional government regulations, if any affecting its business may be promulgated in the future. The Company's business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. Proposals for health care legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers' compensation, such proposals may adversely affect the Company's business and results of operations.

In addition, changes in workers' compensation laws or regulations may impact demand for the Company's services, require the Company to develop new or modified services to meet the demands of the marketplace or modify the fees that the Company may charge for its services. One of the proposals which has been considered is 24-hour health coverage, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan for work-related and non-work-related health problems. Incorporating workers' compensation coverage into conventional health plans may adversely affect the market for the Company's services.

Possible Litigation and Legal Liability. The Company, through its utilization management services, makes recommendations concerning the appropriateness of providers' medical treatment plans of patients throughout the country, and as a result, could be exposed to claims for adverse medical consequences. The Company does not grant or deny claims for payment of benefits and the Company does not believe that it engages in the practice of medicine or the delivery of medical services. There can be no assurance, however, that the Company will not be subject to claims or litigation related to the grant or denial of claims for payment of benefits or allegations that the Company engages in the practice of medicine or the delivery of medical services.

In addition, there can be no assurance that the Company will not be subject to other litigation that may adversely affect the Company's business or results of operations. The Company maintains professional liability insurance and such other coverages as the Company believes are reasonable in light of the Company's experience to date. There can be no assurance, however, that such insurance will be sufficient or available in the future at reasonable cost to protect the Company from liability which might adversely affect the Company's business or results of operations.

Competition. The Company faces competition from HMOs, PPOs, TPAs and other managed health care companies. The Company believes that, as managed care techniques continue to gain acceptance in the workers' compensation marketplace, CorVel's competitors will increasingly consist of nationally focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the markets served by the Company. Many of the Company's current and potential competitors are significantly larger and have greater financial and marketing resources than those of the Company, and there can be no assurance that the Company will continue to maintain its existing clients or its past level of operating performance or be successful with any new products or in any new geographical markets it may enter.

Changes in Market Dynamics. Within the past few years, several states have experienced decreases in the number of workers' compensation claims and the average cost per claim which have been reflected in workers' compensation insurance premium rate reductions in those states. The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business and results of operations.

Dependence upon Key Personnel and Professional Staffing. The Company is dependent to a substantial extent upon the continuing efforts and abilities of certain key management personnel. Additionally, the Company competes with other healthcare providers in recruiting qualified management and staff personnel for the day-to-day operations of its business and care enhancement centers, including nurses and other healthcare professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require the Company to enhance wages and benefits to recruit and retain qualified nurses and other healthcare professionals. Because a significant percentage of the Company's existing contracts consist of a fixed fee per disease member, the Company's ability to pass along increased labor costs to existing customers is constrained. The failure of the Company to recruit and retain qualified management, nurses and other healthcare professionals, or to control labor costs could have a material adverse effect on profitability.

Risks Related to Growth Strategy. The Company's strategy is to continue its internal growth and, as strategic opportunities arise in the workers' compensation managed care industry, to consider acquisitions of, or relationships with, other companies in related lines of business. As a result, the Company is subject to certain growth-related risks, including the risk that it will be unable to retain personnel or acquire other resources necessary to service such growth adequately. Expenses arising from the Company's efforts to increase its market penetration may have a negative impact on operating results. In addition, there can be no assurance that any suitable opportunities for strategic acquisitions or relationships will arise or, if they do arise that the transactions contemplated thereby could be completed. If such a transaction does occur, there can be no assurance that the Company will be able to integrate effectively any acquired business into the Company. In addition, any such transaction would be subject to various risks associated with the acquisition of businesses, including the financial impact of expenses associated with the integration of businesses.

There can be no assurance that any future acquisition or other strategic relationship will not have an adverse impact on the Company's business or results of operations. If suitable opportunities arise, the Company anticipates that it would finance such transactions, as well as its internal growth, through working capital or, in certain instances, through debt or equity financing. There can be no assurance, however, that such debt or equity financing would be available to the Company on acceptable terms when, and if, suitable strategic opportunities arise.

During the past fiscal year, the Company has made efforts to increase its presence and revenue in the group health market. Managed care in this market is more mature than managed care in workers' compensation and has numerous large competitors, primarily HMOs. The Company has limited experience in the group health market. There can be no assurance that the Company will be successful in this market.

Computer Systems. Certain aspects of the Company's business are dependent upon its ability to store, retrieve, process and manage data and to maintain and upgrade its data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other computer problems could have a material adverse effect on the Company's business and results of operations. In addition, the company's results of operations are highly dependent upon the ability of management to expeditiously retrieve and analyze financial information from its nation-wide branch network. The company is currently in the process of installing new company-wide management information software and there can be no assurance that the installation of this new system will proceed according to plan.

In addition, the Company expects that a considerable amount of its future growth will depend on its ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to customers and payors of healthcare. There can be no assurance that the Company's current data processing capabilities will be adequate for its future growth, that it will be able to efficiently upgrade its systems to meet future demands, or that the Company will be able to develop, license or otherwise acquire software to address these market demands as well or as timely as its competitors.

Possible Volatility of Stock Price. The market price of the Company's Common Stock may be highly volatile. Factors such as variations in the Company's revenues, earnings and cash flow, general market trends in the workers' compensation managed care market, and announcements of innovations by the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. Specifically, the year-to-year percentage growth in operating results for the Company's four most recently completed fiscal years was lower than the growth rates historically experienced by the Company. The Company's slower growth rate in those fiscal years was partially attributable to a reduction in the growth rate of health care expenditures nationally, contributing to a reduction in the growth of claims processed by the Company. There can be no assurance that the Company's growth rate in the future, if any will be at or near historical levels.

In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the health care and managed care markets resulting in changes in the market price of the stock of many companies.

Importance of Intellectual Property Rights. The Company has made significant investments in the development and maintenance of its proprietary software systems and data. The Company relies largely on its own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the confidentiality and security of its proprietary information. Unauthorized access by third parties to the Company's information systems, the existence of computer viruses in the Company's data or software and misappropriation of the Company's proprietary information may have a material adverse effect on the Company's business and results of operations.

ITEM 2. PROPERTIES.

The Company's principal executive office is located in Irvine, California in approximately 6,600 square feet of leased space. The lease expires in September 2007. The Company leases its branch offices in 49 states, which range in size up to approximately 16,000 square feet. The lease terms for the branch offices range from monthly to seven years. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in litigation arising in the normal course of business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or financial operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

There were no matters submitted to a vote of stockholders during the quarter ended March 31, 2003.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

The Company's Common Stock is traded on the NASDAQ National Market under the symbol CRVL. The quarterly high and low sales prices for the Company's Common Stock for fiscal years 2002 and 2003 as reported by NASDAQ are set forth below for the periods indicated as adjusted for the 2-for-1 stock split in the form of a 100% dividend paid on June 14, 1999, and the 3-for-2 stock split in the form of a 50% dividend paid on September 4, 2001:

	High	Low
Fiscal Year Ended March 31, 2002:		
Quarter Ended June 30, 2001:	$ 25.37	$ 22.00
Quarter Ended September 30, 2001:	26.83	21.00
Quarter Ended December 31, 2001:	33.71	25.23
Quarter Ended March 31, 2002:	33.75	28.00
Fiscal Year Ended March 31, 2003:		
Quarter Ended June 30, 2002:	$ 35.87	$ 29.50
Quarter Ended September 30, 2002:	34.71	27.70
Quarter Ended December 31, 2002:	36.60	29.09
Quarter Ended March 31, 2003:	36.30	30.30

The last sales price for the Company's Common Stock as reported by NASDAQ on May 30, 2003 was $33.19. As of May 30, 2003, there were 1,030 holders of record of the Company's Common Stock. The Company has never paid any cash dividends on its Common Stock and has no current plans to do so in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data of the Company appears in a separate section of this Annual Report on Form 10-K on page 26 and is incorporated herein by this reference.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's Discussion and Analysis of Financial Condition and Results of Operations appears in a separate section of this Annual Report on Form 10-K beginning on page 27 and is incorporated herein by this reference.

ITEM 7a. QUANTITATIVE AND QUALITITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. The Company has no market risks in these areas.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Company's consolidated financial statements and schedule, as listed under Item 20, appear in a separate section of this Annual Report on Form 10-K beginning on pages 33 and 20, respectively and are incorporated herein by this reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information in the sections titled "Proposal One: Election of Directors," "Directors and Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

The information in the section titled "Executive Compensation", "Compensation Committee Interlocks and Insider Participation", and "Compensation of Directors" except as stated therein, appearing in the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section titled "Security Ownership of Certain Benefitical Owners and Management and Related Stockholder Matter" and "Equity Compensation Plan Information" appearing in the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information in the section titled "Certain Transactions" appearing in the Company's Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES.

Within the 90 days prior to the filing date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)(1) Consolidated Financial Statements:

The Company's consolidated financial statements appear in a separate section of this Annual Report on Form 10-K beginning on the pages referenced below:

(2) Financial Statement Schedule:

The Company's consolidated financial statements, as listed under Item 15(a)(1), appear in a separate section of this Annual Report on Form 10-K beginning on page 30. The Company's financial statement schedule is as follows:

Schedule II – Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended March 31, 2001:	$ 3,395,000	$2,584,000	$ (2,592,000)	$ 3,387,000
Year Ended March 31, 2002:	3,387,000	1,967,000	(1,719,000)	3,635,000
Year Ended March 31, 2003:	3,635,000	1,352,000	(1,514,000)	3,473,000

(3) Exhibits:

EXHIBITS

Exhibit No.	Title	Method of Filing
3.1	Certificate of Incorporation of the Company	Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
3.2	Bylaws of the Company	Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
10.1	Nonqualified Stock Option Agreement between V. Gordon Clemons, the Company and North Star together with all amendments and addendums thereto	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
10.2	Supplementary Agreement between V. Gordon Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
10.3	Amendment to Supplementary Agreement between Mr. Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1992.
10.4	Restated 1988 Executive Stock Option Plan, as amended	Incorporated herein by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.
10.5	Form of Notice of Grant of Stock Option Under the Restated 1988 Executive Stock Option	Incorporated herein by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994.
10.6	Form of Stock Option Agreement under the Restated 1988 Executive Stock Option Plan	Incorporated herein by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994.
10.7	Form of Notice of Exercise under the Restated 1988 Executive Stock Option Plan	Incorporated herein by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994.
10.8	Employment Agreement of V. Gordon Clemons	Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
10.9	Restated 1991 Employee Stock Purchase Plan, as amended	Incorporated herein by reference to Exhibit 10.11 in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

EXHIBITS (continued)

Exhibit No.	Title	Method of Filing
10.10	Fidelity Master Plan for Savings and Investment, and amendments	Incorporated herein by reference to Exhibits 10.16 and 10.16A to the Company's Registration Statement on Form S-1 Registration No. 33-40629.
10.15	Shareholder Rights Plan	Incorporated herein by reference to the Company's Form 8-K filed on February 28, 1997.
10.16	Amended Shareholder Rights Plan	Incorporated herein by reference to the Company's Form 8-K filed on May 24, 2002.
21.1	Subsidiaries of the Company	Attached.
23.1	Consent of Independent Certified Public Accountants	Attached.
99.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Attached.

(b) Reports on Form 8-K

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORVEL CORPORATION

Date: June 30, 2003

By: /s/ V. GORDON CLEMONS
V. Gordon Clemons
Chairman, Chief Executive
Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ V. Gordon Clemons V. Gordon Clemons	Chairman, Chief Executive Officer, and President (Principal Executive Officer)	June 30, 2003
/s/ Richard J. Schweppe Richard J. Schweppe	Chief Financial Officer (Principal Financial and Accounting Officer)	June 30, 2003
/s/ Alan Hoops Alan Hoops	Director	June 30, 2003
/s/ Steven J. Hamerslag Steven J. Hamerslag	Director	June 30, 2003
/s/ Judd Jessup Judd Jessup	Director	June 30, 2003
/s/ Jeffrey J. Michael Jeffrey J. Michael	Director	June 30, 2003

CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, V. Gordon Clemons, certify that:

1. I have reviewed this Annual Report on Form 10-K of CorVel Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared.

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report the (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ V. Gordon Clemons
V. Gordon Clemons
Chairman, Chief Executive
Officer and President

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard Schweppe, certify that:

1. I have reviewed this Annual Report on Form 10-K of CorVel Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared.

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report the (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Richard J. Schweppe
Richard J. Schweppe
Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for the five years ended March 31, 2003, have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following amounts are in thousands, except per share data.

	Year Ended March 31,				
	1999	2000	2001	2002	2003
Statement of Income Data:					
Revenues	$165,457	$186,765	$209,554	$235,912	$282,776
Costs and Expenses:					
Cost of revenues	136,082	152,710	172,010	193,225	230,947
General and administrative	12,596	14,752	16,389	18,783	25,081
	148,678	167,462	188,399	212,008	256,028
Income before income taxes	16,779	19,303	21,155	23,904	26,748
Income tax provision	6,376	7,336	7,933	9,083	10,164
Net income	$ 10,403	$11,967	$ 13,222	$ 14,821	$ 16,584
Net income per share:					
Basic	$ .85	$ .99	$ 1.16	$ 1.34	$ 1.54
Diluted	$ .84	$ .98	$ 1.13	$ 1.30	$ 1.50
Shares used in computing net income per share:					
Basic	12,233	12,032	11,399	11,043	10,735
Diluted	12,392	12,227	11,672	11,367	11,057
Return on beginning of year equity	22.7%	22.5%	23.9%	25.2%	27.2%
Return on beginning of year assets	17.2%	17.4%	18.6%	19.1%	20.7%

Balance Sheet Data as of March 31,	1999	2000	2001	2002	2003
Cash and cash equivalents	$ 9,052	$ 5,643	$ 9,457	$ 12,601	$ 5,913
Accounts receivable, net	31,562	35,874	34,316	33,040	45,394
Working capital	31,700	34,396	35,130	35,539	37,513
Total assets	68,737	71,187	77,565	80,295	93,325
Retained earnings	47,286	59,253	72,475	87,296	103,880
Treasury stock	26,990	39,956	53,903	69,140	84,127
Total stockholders' equity	53,214	55,293	58,718	60,983	67,220

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and "should" and variations of these words and similar expressions, are intended to identify these forward- looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance.

The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; the ability of the Company to produce market-competitive software; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes; dependence on key personnel; possible litigation and legal liability in the course of operations; and the continued availability of financing in the amounts and at the terms necessary to support the Company's future business.

The Company derives the majority of its revenues from providing patient management and provider program services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include early intervention, medical case management, and vocational rehabilitation. Provider program revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of revenues attributable to patient management and provider program services for the fiscal years ended March 31, 2001, 2002, and 2003 are listed below. In the prior fiscal years, the Company included the revenue from independent medical examinations with the patient management revenue. During fiscal 2003, the Company began including revenue from independent medical examinations with provider program services. The revenue mix for fiscal years 2001 and 2002 have been restated to be consistent with the presentation for fiscal 2003.

	2001	2002	2003
Patient management services	56.8%	50.7%	45.5%
Provider program services	43.2%	49.3%	54.5%
	100.0%	100.0%	100.0%

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's consolidated statements of income. The Company's past operating results are not necessarily indicative of future operating results.

	Year Ended March 31,		
	2001	2002	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues	82.1	81.9	81.7
Gross profit	17.9	18.1	18.3
General and administrative	7.8	8.0	8.9
Income before income taxes	10.1	10.1	9.4
Net income	6.3	6.3	5.9

Growth in Revenue
2002 Compared to 2001

Revenues for fiscal 2002 increased by 13% to $236 million from $210 million in fiscal 2001, an increase of $26 million. The majority of this growth came from provider program services, which grew 28% from $91 million in fiscal year 2001 to $116 million in fiscal 2002, primarily due to an increase in the number of bills reviewed along with an increase in the number of providers included in the Company's PPO network. Patient management services increased 1%, by $1 million from $119 million in fiscal 2001 to $120 million in fiscal 2002.

Growth in Revenue
2003 Compared to 2002

Revenues for fiscal 2003 increased by 20% to $283 million from $236 million in fiscal 2002, an increase of $47 million. The majority of this growth came from provider program services, which grew 33% from $116 million in fiscal year 2002 to $154 million in fiscal 2003, primarily due to an increase in the number of bills reviewed along with an increase in the number of providers included in the Company's PPO network. Approximately 25% of the increase was attributable to the acquisition of Ancicare, a national provider of diagnostic imaging services, in May 2002. Patient management services increased 7%, by $9 million from $120 million in fiscal 2002 to $129 million in fiscal 2003. This increase was due primarily to an increase in pricing along with a nominal increase in the case referral volume.

Cost of Revenue

The Company's cost of revenues consists primarily of salaries, salary related taxes and benefits, rent, telephone, and costs related to the Company's computer operations, including depreciation and amortization. Costs of revenues increased from $172 million in fiscal 2001 and $193 million in fiscal 2002, to $231 million in fiscal 2003, primarily due to the increases in revenues as noted above.

Cost of revenues as a percentage of revenues was 82.1% during fiscal 2001 and decreased to 81.9% and 81.7% in fiscal 2002 and 2003, respectively. During fiscal 2002 and fiscal 2003, the cost of revenue percentage decreased primarily due to the growth rate in the program services compared to the patient management services. Provider program services, primarily medical bill auditing and provider program services, have a lower cost of services percentage than that of patient management services. There is no guarantee the cost of service percentage will remain constant or decrease, should the Company pursue a strategy of reducing price in order to obtain greater market share or if competition causes pricing pressure in the industry.

General and Administrative

General and administrative expense increased from $16.4 million in fiscal 2001 and $18.8 million in fiscal 2002 to $25.1 million in fiscal 2003. This increase from fiscal 2001 to fiscal 2002 and 2003 was primarily due to increased MIS staff to support the Company's implementation of Care[MC] and further electronic data interface capabilities as required by customer needs. General and administrative expenses were 7.8%, 8.0%, and 8.9% of revenues for the years ended March 31, 2001, 2002 and 2003, respectively.

Income Tax Provision

The Company's income tax expense for 2001, 2002, and 2003 was $7.9 million, $9.1 million, and $10.2 million, respectively. The increases in the income tax expense for 2002 and 2003 resulted primarily from an increase in profitability. The effective income tax rate for 2001, 2002, and 2003 was 37.5%, 38.0% and 38.0%, respectively. This rate differed from the statutory federal tax rate of 35.0% primarily due to state income taxes and certain non-deductible expenses.

Liquidity and Capital Resources

The Company has funded its operations and capital expenditures primarily from cash flow from operations. Net working capital increased from $36 million to $38 million primarily due to the increase in net accounts receivable from $33 million at March 31, 2002 to $45 million at March 31, 2003. This increase was primarily due to an increase in revenues as noted above and an increase in the number of days sales outstanding (DSO) in accounts receivable from 50 days at March 31, 2002 to 56 days at March 31, 2003.

The Company believes that cash from operations, existing working capital, line of credit, and funds from exercise of stock options granted to employees are adequate to fund existing obligations, repurchase shares of the Company's common stock, introduce new services, and continue to develop health care related businesses. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, either through debt or additional equity, the sale of investment securities or otherwise, as appropriate.

As of March 31, 2003, the Company had $6 million in cash and cash equivalents, invested primarily in short-term, highly liquid investments with maturities of 90 days or less.

Operating Cash Flows

2003 Compared to 2002

Net cash provided by operating activities was $22 million in 2003 compared to $27 million in 2002. The decrease in operating cash flows of $5 million was primarily due to the increase in the number of days sales outstanding (DSO) in accounts receivable from 50 days at March 31, 2002 from 56 days at March 31, 2003. Net income increased from $15 million in 2002 to $17 million in 2003.

2002 Compared to 2001

Net cash provided by operating activities was $27 million in 2002 compared to $24 million in 2001. The increase in operating cash flows of $3 million was primarily due to the increase in net income from $13 million in 2001 to $15 million in 2002 along with a decrease in accounts receivable DSO from 57 days in 2001 to 50 days in 2002.

Investing Activities
2003 Compared to 2002

Net cash flow used in investing activities was $17 million in 2003 compared to $11 million in 2002. The increase in cash flow used in investing activities was primarily due to the $3 million investment in the acquisition of Ancicare, noted above, and an increase in purchases of property and equipment from $11 million in 2002 to $14 million in 2003.

2002 Compared to 2001

Net cash flow used in investing activities was $11 million in 2002 compared to $10 million in 2001. The increase in cash flow used in investing activities was due to the increase in the purchases of property and equipment, primarily computer equipment and capitalized software.

Financing Activities
2003 Compared to 2002

Net cash flow used in financing activities was $12 million in 2003 compared to $13 million in 2002. The decrease in cash flow used in financing activities was primarily due to an increase in the amount of cash generated from the proceeds from the exercise of employee stock options and the employee stock purchase plan from $2 million in 2002 to $3 million in 2003.

In 1996, the Company's Board of Directors authorized the repurchases of the Company's common stock. Including an expansion authorized in April 2002, the total number of shares authorized to repurchase has now been increased to 6,100,000 shares, adjusted for the three-for-two stock split in the form of a dividend in August 2001. As of March 31, 2003, the Company had repurchased 5.2 million shares for $84 million. The Company repurchased $15 million of its common stock in both 2002 and 2003.

2002 Compared to 2001

Net cash flow used in financing activities was $13 million in 2002 compared to $10 million in 2001. The increase in cash flow used in financing activities was primarily due to an increase in the amount of the Company's common stock repurchased by the Company from $14 million in 2001 to $15 million in 2002 along with a decrease in the amount of cash generated from the proceeds from the exercise of employee stock options and the employee stock purchase plan from $3 million in 2001 to $2 million in 2002.

In April 2003, the Company entered into a credit agreement with a financial institution to provide borrowing capacity of up to $5 million. This agreement expires in September 2004. Borrowings under this agreement bears interest, at the Company's option, at a fluctuating LIBOR-based rate 1.25% or at the financial institution's prime lending rate. There have been no borrowings under this line of credit.

The Company has historically required substantial capital to fund the growth of its operations, particularly working capital to fund the growth in accounts receivable and capital expenditures. The Company believes, however, that the cash balance at March 31, 2003 along with anticipated internally generated funds and the available line of credit would be sufficient to meet the Company's expected cash requirements for at least the next twelve months.

Critical Accounting Policies

The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note 1 to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us: 1) revenue recognition, 2) allowance for uncollectible accounts, 3) valuation of long-lived assets, 4) accrual for self-insured costs, and 5) accounting for income taxes.

Revenue recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a lesser extent, on a percentage of savings achieved for the Company's clients.

Allowance for uncollectible accounts: The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Valuation of long-lived assets — We assess the impairment of identifiable intangibles, property, plant and equipment, goodwill and investments whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value, except for investments. We generally measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. A loss in the value of an investment will be recognized when it is determined that the decline in value is other than temporary.

Accrual for self-insurance costs – The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves.

Accounting for income taxes — As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. If the Company was to establish a valuation allowance or increase this allowance in a period, the Company must include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities.

Recently Issued Accounting Standards

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company expects to continue to account for stock options under APB No. 25. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the consolidated financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholders and Board of Directors
CorVel Corporation

We have audited the accompanying consolidated balance sheets of CorVel Corporation as of March 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CorVel Corporation as of March 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II of CorVel Corporation for each of the three years in the period ended March 31, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/ Grant Thornton LLP

Portland, Oregon
May 8, 2003

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended March 31,		
	2001	2002	2003
REVENUES	$209,554,000	$235,912,000	$282,776,000
COSTS AND EXPENSES			
Cost of revenues	172,010,000	193,225,000	230,947,000
General and administrative	16,389,000	18,783,000	25,081,000
	188,399,000	212,008,000	256,028,000
Income before income taxes	21,155,000	23,904,000	26,748,000
Income tax provision	7,933,000	9,083,000	10,164,000
NET INCOME	$ 13,222,000	$ 14,821,000	$ 16,584,000
Net income per share:			
Basic	$ 1.16	$ 1.34	$ 1.54
Diluted	$ 1.13	$ 1.30	$ 1.50
Shares used in computing net income per share:			
Basic	11,399,000	11,043,000	10,735,000
Diluted	11,672,000	11,367,000	11,057,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2002	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 12,601,000	$ 5,913,000
Accounts receivable (less allowance for doubtful accounts of $3,635,000 in 2002 and $3,473,000 in 2003)	33,040,000	45,394,000
Prepaid expenses and taxes	1,299,000	1,815,000
Deferred income taxes	4,236,000	5,029,000
Total current assets	51,176,000	58,151,0000
Property and equipment, net	22,481,000	25,848,000
Goodwill	5,775,000	8,868,000
Other assets	863,000	458,000
	$ 80,295,000	$ 93,325,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and taxes payable	$ 3,432,000	$ 6,880,000
Accrued liabilities	12,205,000	13,758,000
Total current liabilities	15,637,000	20,638,000
Deferred income taxes	3,675,000	5,467,000
Commitments and Contingencies (Note H)	-	-
Stockholders' Equity		
Common Stock, $.0001 par value: 20,000,000 shares authorized; 15,617,381 (10,847,601, net of Treasury shares) and 15,857,676 shares (10,626,369, net of the Treasury shares) issued and outstanding in 2002 and 2003, respectively	2,000	2,000
Paid-in Capital	42,825,000	47,465,000
Treasury Stock, at cost (4,769,780 shares in 2002 and 5,231,307 shares in 2003)	(69,140,000)	(84,127,000)
Retained Earnings	87,296,000	103,880,000
Total stockholders' equity	60,983,000	67,220,000
	$ 80,295,000	$ 93,325,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 31, 2001, 2002, and 2003

	Common Stock - shares	Common Stock - amount	Common stock and paid in capital	Treasury shares	Treasury shares - cost	Retained Earnings	Total Shareholders' Equity
Balance-March 31, 2000	15,118,502	$2,000	$35,994,000	(3,500,010)	$(39,956,000)	$59,253,000	$55,293,000
Stock issued under employee stock purchase plan	45,108		687,000				687,000
Stock issued and income tax benefits under stock option plan, net of shares repurchased	281,094		3,463,000				3,463,000
Purchase of common stock				(711,900)	(13,947,000)		(13,947,000)
Net income						13,222,000	13,222,000
Balance-March 31, 2001	15,444,704	2,000	40,144,000	(4,211,910)	(53,903,000)	72,475,000	58,718,000
Stock issued under employee stock purchase plan	36,951		788,000				788,000
Stock issued and income tax benefits under stock option plan, net of shares repurchased	135,726		1,893,000				1,893,000
Purchase of common stock				(557,870)	(15,237,000)		(15,237,000)
Net income						14,821,000	14,821,000
Balance-March 31, 2002	15,617,381	2,000	42,825,000	(4,769,780)	(69,140,000)	87,296,000	60,983,000
Stock issued under employee stock purchase plan	37,147		952,000				952,000
Stock issued and income tax benefits under stock option plan, net of shares repurchased	203,148		3,688,000				3,688,000
Purchase of common stock				(461,527)	(14,987,000)		(14,987,000)
Net income						16,584,000	16,584,000
Balance-March 31, 2003	15,857,676	$2,000	$47,465,000	(5,231,307)	$(84,127,000)	$103,880,000	$67,220,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 13,222,000	$ 14,821,000	$ 16,584,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	6,759,000	8,414,000	10,839,000
Deferred income taxes	303,000	(40,000)	999,000
Tax benefits from stock options exercised	673,000	606,000	1,265,000
Loss on write down and (gain) on disposal of property and equipment	(45,000)	52,000	-
Changes in operating assets and liabilities:			
Accounts receivable	1,558,000	1,276,000	(9,778,000)
Prepaid expenses and taxes	(534,000)	1,166,000	(516,000)
Accounts and taxes payable	(2,304,000)	426,000	(115,000)
Accrued liabilities	4,657,000	(27,000)	1,553,000
Goodwill and other assets	149,000	488,000	1,417,000
Net cash provided by operating activities	24,438,000	27,182,000	22,248,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	-	-	(3,395,000)
Purchases of property and equipment	(10,154,000)	(10,876,000)	(13,929,000)
Net cash used in investing activities	(10,154,000)	(10,876,000)	(17,324,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from employee stock purchase plan	687,000	788,000	952,000
Proceeds from exercise of stock options	2,790,000	1,287,000	2,423,000
Purchase of common stock	(13,947,000)	(15,237,000)	(14,987,000)
Net cash used in financing activities	(10,470,000)	(13,162,000)	(11,612,000)
Net increase (decrease) in cash and cash equivalents	3,814,000	3,144,000	(6,688,000)
Cash and cash equivalents at beginning of year	5,643,000	9,457,000	12,601,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 9,457,000	$ 12,601,000	$ 5,913,000

See accompanying notes to consolidated financial statements.

CorVel Corporation
Notes to Consolidated Financial Statements
March 31, 2003

Note A – Summary of Significant Accounting Policies

Organization: CorVel Corporation (CorVel or the Company) provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers' compensation and other healthcare benefits.

Basis of Presentation: The consolidated financial statements include the accounts of CorVel and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conforming with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents consists of short-term highly-liquid investments with maturities of 90 days or less when purchased. The carrying amounts of the Company's financial instruments approximate their fair values at March 31, 2002 and 2003.

Revenue Recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a limited extent, on a percentage of savings achieved for the Company's clients. Accounts receivable includes $3,267,000 and $3,808,000 of unbilled receivables at March 31, 2002 and 2003, respectively. No one customer accounted for more than 10% of consolidated revenues during the years ended March 31, 2001, 2002 and 2003.

Accounts Receivable: The majority of the Company's accounts receivable are due from companies in the property and casualty insurance industries. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due with 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are consider past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property and Equipment: Additions to property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the related assets, which range from three to seven years.

The Company capitalized software development costs, intended for internal use. The capitalized software was $8,594,000 (net of $8,264,000 in accumulated amortization) as of March 31, 2002, and was $8,505,000, (net of $12,788,000 in accumulated amortization) as of March 31, 2003. These costs are included in computer software in property and equipment and are amortized over a period of five years.

CorVel Corporation
Notes to Consolidated Financial Statements
March 31, 2003

Note A – Summary of Significant Accounting Policies (continued)

Long-Lived Assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Goodwill: In contrast to accounting standards in effect during 2002, Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, which became effective beginning in 2003, provides that goodwill, as well as identifiable intangible assets with indefinite lives, should not be amortized. Accordingly, with the adoption of SFAS 142 on April 1, 2002, the Company discontinued the amortization of goodwill and indefinite-lived intangibles. In addition, useful lives of intangible assets with finite lives were reevaluated on adoption of SFAS 142. The information presented below reflects adjustments to information reported in 2001 and 2002 as if SFAS 142 had been applied in each year. The adjustments include the effects of not amortizing goodwill and indefinite-lived intangible assets and the modification in the estimated useful lives of intangible assets with finite lives. Goodwill amounted to $5,775,000 (net of accumulated amortization of $2,047,000) at March 31, 2002 and $8,868,000 (net of accumulated amortization of $2,047,000) at March 31, 2003.

The following table reflects the effect of SFAS 142 on net income and earnings per share as if SFAS 142 had been in effect for fiscal years ending March 31, 2001, 2002, and 2003:

	2001	2002	2003
Net income	$13,222,000	$14,821,000	$16,584,000
Add back: goodwill amortization	244,000	244,000	-
Adjusted net income	$13,466,000	$15,065,000	$16,584,000
Basic net income per share:			
Reported net income	$1.16	$1.34	$1.54
Goodwill amortization	.02	.02	-
Adjusted net income per share	$1.18	$1.36	$1.54
Diluted net income per share			
Reported net income	$1.13	$1.30	$1.50
Goodwill amortization	.02	.03	-
Adjusted net income per share	$1.15	$1.33	$1.50

Concentrations of Credit Risk: The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. No single customer accounted for more than 10% of accounts receivable in 2002 or 2003. Receivables are generally due within 30 days. Credit losses relating to customers in the workers' compensation insurance industry consistently have been within management's expectations.

CorVel Corporation
Notes to Consolidated Financial Statements
March 31, 2003

Note A – Summary of Significant Accounting Policies (continued)

Income Taxes: The Company provides for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Income tax expense is the tax payable for the period and the change during the period in net deferred tax assets and liabilities.

Earnings Per Share: Earnings per common share-basic is based on the weighted average number of common shares outstanding during the period. Earnings per common shares-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings due to the effect of stock options. All common shares outstanding and earnings per shares have been adjusted to reflect the three-for-two stock split in the form of a 50% dividend paid in August 2001.

Stock Based Compensation Plans: The Company has a stock-based employee compensation plan, which is described more fully in Note E. The Company applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for its plans. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the assumptions described in Note E, to its stock-based employee plans.

	2001	2002	2003
Net income	$13,222,000	$14,821,000	$16,584,000
Deduct: Stock-based employee compensation cost, net of taxes	638,000	805,000	881,000
Pro forma net income	$12,584,000	$14,016,000	$15,703,000
Earnings per share – basic			
As reported	$1.16	$1.34	$1.54
Pro forma	$1.11	$1.27	$1.46
Earnings per share – diluted			
As reported	$1.13	$1.30	$1.50
Pro forma	$1.08	$1.23	$1.42

Reclassifications: Certain amounts in the 2001 and 2002 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2003 presentation. The reclassifications have no effect on total revenues, total expenses, net income or stockholders' equity, as previously reported.

CorVel Corporation
Notes to Consolidated Financial Statement
March 31, 2003

Note B – Property and Equipment

Property and equipment consists of the following at March 31:

	2002	2003
Office equipment and computers	$ 31,775,000	$ 36,443,000
Computer software	20,019,000	26,655,000
Leasehold improvements	2,004,000	2,481,000
	53,798,000	65,579,000
Less: accumulated depreciation and amortization	31,317,000	39,731,000
	$ 22,481,000	$ 25,848,000

Note C – Accrued Liabilities

Accrued liabilities consists of the following at March 31:

	2002	2003
Payroll and related benefits	$ 8,623,000	$ 9,384,000
Self-insurance accruals	3,029,000	3,286,000
Other	553,000	1,088,000
	$ 12,205,000	$ 13,758,000

Note D - Income Taxes

The income tax provision consists of the following for the three years ended March 31:

	2001	2002	2003
Current – Federal	$ 7,010,000	$ 8,226,000	$ 8,255,000
Current – State	620,000	897,000	910,000
Subtotal	7,630,000	9,123,000	9,165,000
Deferred – Federal	277,000	(36,000)	900,000
Deferred – State	26,000	(4,000)	99,000
Subtotal	303,000	(40,000)	999,000
	$ 7,933,000	$ 9,083,000	$ 10,164,000

Note D - Income Taxes (continued)

Income tax benefits associated with the exercise of stock options are excluded from the provision, credited directly to equity, and totaled $673,000, $606,000 and $1,265,000 for fiscal 2001, 2002, and 2003, respectively.

The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three years ended March 31:

	2001	2002	2003
Income taxes at federal statutory rate	$ 7,404,000	$8,336,000	$ 9,362,000
State income taxes, net of federal benefit	646,000	893,000	1,008,000
Other	(117,000)	(146,000)	(206,000)
	$ 7,933,000	$9,083,000	$ 10,164,000

Income taxes paid totaled $7,570,000, $7,910,000 and $8,812,000 for the years ended March 31, 2001, 2002, and 2003, respectively.

Deferred taxes at March 31, 2002 and 2003 are:

	2002	2003
Deferred tax assets:		
Accrued liabilities not currently deductible	$ 2,849,000	$ 3,864,000
Allowance for doubtful accounts	1,385,000	1,163,000
Other	2,000	2,000
Deferred assets	4,236,000	5,029,000
Deferred tax liabilities:		
Excess of book over tax basis of fixed assets	(3,205,000)	(4,920,000)
Other	(470,000)	(547,000)
Deferred liability	(3,675,000)	(5,467,000)
Net deferred tax asset	$ 561,000	$ (438,000)

CorVel Corporation
Notes to Consolidated Financial Statement
March 31, 2003

Note E - Stock Option Plans

Under the Company's Restated 1988 Executive Stock Option Plan, ("the Plan") as amended, options for up to 5,955,000 shares (adjusted for the two-for-one stock split in the form of a dividend in May 1999 and the three-for-two stock split in the form of the dividend in August 2001) of the Company's common stock may be granted to key employees, nonemployee directors and consultants at prices not less than 85% of the fair value of the stock at the date of grant as determined by the Board. Options granted under the Plan may be either incentive stock options or non-statutory stock options and are generally exercisable beginning one year from the date of grant and vest monthly thereafter for three years.

Summarized information for all stock options for the past three fiscal year follows:

	2001	2002	2003
Options outstanding at the beginning of the year	1,184,014	1,104,994	1,218,088
Options granted	290,550	278,702	198,600
Options exercised	(281,094)	(146,988)	(204,955)
Options forfeited	(88,476)	(18,620)	(13,986)
Options outstanding at the end of the year	1,104,994	1,218,088	1,197,747

During the year, weighted average price of options:			
Granted	$19.03	$26.82	$32.63
Exercised	$10.05	$10.88	$12.24
Forfeited	$13.03	$16.23	$22.37
At the end of the year:			
Price range of outstanding options	$5.67-23.17	$5.67 - $30.55	$5.67 - $33.91
Weighted average price per share	$13.53	$16.86	$20.20
Options available for future grants	501,869	990,317	805,703
Exercisable options	482,441	587,803	634,493

Note E - Stock Option Plans (continued)

The following table summarizes the status of stock options outstanding and exercisable at March 31, 2003:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	*Outstanding Options-* Weighted Average Exercise Price	*Exercisable Options -* Number of Exercisable Options	*Exercisable Options -* Weighted Average Exercise Price
$ 5.67 - $13.00	339,484	1.77 years	$ 10.76	278,320	$ 11.14
13.01 - 18.00	262,876	2.22 years	16.11	192,641	15.96
18.01 - 25.00	278,485	3.62 years	22.65	129,014	22.29
25.01 - 33.91	316,902	4.49 years	31.55	34,518	29.73
Total	1,197,747	3.02 years	$ 20.20	634,493	$ 12.87

The weighted average fair values at date of grant for options granted during fiscal 2001, 2002, and 2003 were $6.39, $6.38, and $7.77, respectively.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for fiscal years ending March 31:

	2001	2002	2003
Expected volatility	.41	.28	.30
Risk free interest rate	4.8%	4.3%	2.4%
Dividend yield	0.0%	0.0%	0.0%
Weighted average option life	4.7 years	4.6 years	4.6 years

The number of shares to be issued, the weighted average exercise price of outstanding options, and the number of securities remaining available for future issuance under all stock option plans, including the 1991 Employee Stock Purchase Plan described in Note F below are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,197,747	$20.20	928,148
Equity compensation plans not approved by security holders	-	-	-
Total	1,197,747	$20.20	928,148

CorVel Corporation
Notes to Consolidated Financial Statements
March 31, 2003

Note F - Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e. March 31 and September 30) at a purchase price which is 85% of the closing sale price of shares as quoted on NASDAQ on the first or last day of such purchase period, whichever is lower. Employees are allowed to participate up to 20% of their gross pay. A maximum of 750,000 shares has been authorized for issuance under the plan, as amended. As of March 31, 2003, 627,555 shares had been issued pursuant to the plan. Summarized plan information is as follows:

	2001	2002	2003
Employee contributions	$687,000	$788,000	$952,000
Shares acquired	45,108	36,951	37,147
Average purchase price	$15.23	$21.32	$25.63

Note G - Treasury Stock

The Company's Board of Directors has approved a plan to repurchase up to 6,100,000 shares of the Company's outstanding common stock, with an authorization by the Board of Directors in May 2002 to increase the number of shares authorized to repurchase by 1,000,000 shares. Purchases may be made from time to time depending on market conditions and other relevant factors. The share repurchases for fiscal years ending March 31, 2001, 2002 and 2003 are as follows:

	2001	2002	2003	Cumulative
Shares repurchased	711,900	557,870	461,527	5,231,307
Cost	$13,947,000	$15,237,000	$14,987,000	$84,127,000
Average price	$19.59	$27.31	$32.47	$16.08

The repurchased shares were recorded as treasury stock, at cost, and are available for general corporate purposes. The repurchases were financed from cash generated from operations.

Note H - Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. Future minimum rental commitments under operating leases at March 31, 2003 are $8,477,000 in fiscal 2004, $7,513,000 in fiscal 2005, $6,296,000 in fiscal 2006, $4,835,000 in fiscal 2007, $2,708,000 in fiscal 2008, and $442,000 thereafter. Total rental expense of $8,685,000, $9,926,000, and $10,368,000 was charged to operations for the years ended March 31, 2001, 2002, and 2003, respectively.

The Company is involved in litigation arising in the normal course of business. The Company believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position and results of the operations of the Company.

Note I - Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $224,000, $247,000, and $283,000, were charged to operations for the years ended March 31, 2001, 2002 and 2003, respectively.

Note J – Business Combination

In May 2002, the Company acquired AnciCare, PPO, Inc., a Florida-based national provider of diagnostic imaging services. The Company paid approximately $3.4 million ($2.9 million during fiscal 2003 and $475,000 during fiscal 2004) and recorded approximately $3.3 million for goodwill. If the results of the AnciCare operations attain certain revenue during each of the three years after the date of acquisition, the Company will pay an additional amount for the purchase, which is expected to be funded from future earnings of the Company. Any additional amounts paid will increase the goodwill related to the acquisition.

The following table summarizes the recorded value of the AnciCare assets acquired and liabilities assumed at the date of acquisition:

Accounts receivable, net	$3,039,000
Property and equipment, net	297,000
Prepaid expenses	93,000
Goodwill	3,302,000
Subtotal	6,731,000
Less: Accounts payable and other current liabilities	3,243,000
Net Assets	$3,488,000

The following unaudited pro forma summary presents information as if AnciCare had been acquired as of the beginning of the periods presented. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

	2002	2003
Pro forma revenue	$250,312,000	$284,576,000
Pro forma net income	$14,821,000	$16,662,000

CorVel Corporation
Notes to Consolidated Financial Statements
March 31, 2003

Note K – Shareholder Rights Plan

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Rights Plan, which is similar to rights plans adopted by numerous other public companies, provides for a dividend distribution to CorVel stockholders of one preferred stock purchase "Right" for each outstanding share of CorVel's common stock. The Rights are designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. In April 2002, the Board of Directors of the Company approved an amendment to the Company's existing stockholder rights agreement to extend the expiration date of the rights to February 10, 2012, increase the initial exercise price of each right to $118, and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The Rights will not be exercisable until the occurrence of certain takeover-related events. The issuance of the Rights has no dilutive effect on the Company's earnings per share.

Note L – Subsequent Event

In April 2003, the Company entered into a credit agreement with a financial institution to provide borrowing capacity of up to $5 million. This agreement expires in September 2004. Borrowings under this agreement bears interest, at the Company's option, at a fluctuating LIBOR-based rate plus 1.25% or at the financial institution's prime lending rate. There have been no borrowings under the line of credit.

Note M - Quarterly Results (Unaudited)

The following is a summary of unaudited results of operations for the two years ended March 31, 2002 and 2003:

	Revenues	Gross Margin	Net Income	Net income per basic common share	Net income per diluted common share
Fiscal Year Ended March 31, 2002:					
First Quarter	$ 58,001,000	$10,364,000	$3,593,000	$.32	$.31
Second Quarter	58,411,000	10,482,000	3,640,000	.33	.32
Third Quarter	58,724,000	10,701,000	3,755,000	.34	.33
Fourth Quarter	60,776,000	11,140,000	3,833,000	.35	.34
Fiscal Year Ended March 31, 2003:					
First Quarter	$66,301,000	$12,310,000	$4,029,000	$.37	$.36
Second Quarter	69,353,000	13,332,000	4,091,000	.38	.37
Third Quarter	73,135,000	13,023,000	4,193,000	.39	.38
Fourth Quarter	73,987,000	13,164,000	4,271,000	.40	.39

BOARD OF DIRECTORS

Gordon Clemons
Chairman

Steven J. Hamerslag
Director

Alan R. Hoops
Director

R. Judd Jessup
Director

Jeffrey J. Michael
Director

CORPORATE OFFICERS

Tom Benson
VP, Information Systems

Gordon Clemons
Chairman, President and CEO

Peter E. Flynn
VP, Business Development

Don McFarlane
VP, Information Technology

Sharon O'Connor
Director, Legal and Human Resources

Richard Schweppe
Chief Financial Officer and Secretary

CORPORATE ADDRESS

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

Telephone: 888 7 CORVEL

TRANSFER AGENT AND REGISTRAR

U.S. Stock Transfer Corporation
Glendale, California

COUNSEL

Dorsey & Whitney, LLP
Irvine, California

INDEPENDENT AUDITORS

Grant Thornton LLP
Portland, Oregon

STOCK SYMBOL

The common stock of CorVel Corporation is traded on the NASDAQ National Market System under the stock symbol CRVL.

FORM 10K

CorVel Corporation Annual Report on Form 10K filed with the Securities and Exchange Commission may be obtained without charge by contacting:

INVESTOR RELATIONS

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

Telephone: 888 7 CORVEL
www.corvel.com
e-mail: investor_relations@corvel.com

CORVEL®

www.corvel.com/ar2003



INNOVATE


CORVEL

BUILD

GROW

CorVel Corporation 2003: Building Outcomes.

INNOVATE

COSTS CAN RANGE FROM 2% OF WAGES, TO AS HIGH AS 10%. EMPLOYERS ARE FINDING WORKERS' COMPENSATION TO BE EXPENSIVE AND COMPLICATED.

WE BELIEVE THAT THE TIME HAS ARRIVED FOR INCREASED PRODUCTIVITY IN THE MANAGING OF DISABILITY CLAIMS.

complexity

At CorVel our mission has been to make workers' compensation less costly and a friendlier benefit for employees. Work related injuries have always been an important concern for employers. Though automation has improved the worksite, change has created new kinds of injuries and work related issues. Inevitably some claims become contentious, further complicating workers' compensation administration.

Since workers' compensation has always included claims for indemnity payments, managing claims has been the province of adjusting firms, and automation has not traditionally been a focal point of service development. Regulations are set uniquely in each state, and some work classes have unique benefit schedules. As a result, the combinations of different entitlements with the lack of automation, create a blizzard of paperwork.

Costs can range from 2% of wages, to as high as 10%. During the 1990s, a wave of low-priced reinsurance created a period when workers' compensation was particularly inexpensive for most employers. However today, the increased risks posed by terrorist threats, coupled with low yields on insurance investments, have created a high priced environment. Reinsurers have backed away from the market. Employers are finding workers' compensation to be expensive and complicated.

New regulations, MCO's and now HIPAA (Health Insurance Portability and Accountability Act) have created a quagmire of regulatory compliance complexities. These added challenges have come together just as one of the most debilitating recessions in many decades has hit hard at corporate financial resources. Every piece of the process is expensive and complex. This market is in position for more advanced automated information processing. Although in the past most systems capabilities had not reached critical mass, we believe that the time has arrived for increased productivity in the managing of disability claims.

efficiency

Since our inception, at CorVel we have had a vision of patient friendly, automated and timely workers' compensation administration. Each year we have endeavored to enhance our product line, meeting the continually changing needs of the marketplace and our customers. Through these years, we have had a consistent strategy and that has allowed our past investments to fully support future programs. The bill review services begun in the late 80s supported the entry into PPO (Preferred Provider Organization) programs in the early 90s. Having chosen to build proprietary software for both case management and medical bill review, we were prepared to launch the Care[MC] healthcare website in 1999.

CorVel began building the foundations of our vision many years ago. We chose to build our own software so that we could be certain that its architecture would support a view of the future that few shared at that time. Our investments in technology and systems total over $150 million and leverage the knowledge of a few hundred dedicated product development and systems support associates. Although traditionally managed care may have been associated with case files and medical bills, our real service is one of information management. We communicate with all the constituencies in disability management, managing the information involved. Particularly in recent years, technology has become a critical factor in our service offering.

Several key external developments, coupled with CorVel's long history of technology investment, have come together to create a unique platform from which to implement new claims administration processes. CorVel has been able to achieve practical implementations of technology that have supported the Company's growth and throughout these development years we have always built for the future. We committed to building our own data centers, to distributing computing to reach customers and to building our own healthcare transaction portal. Our investments have been expensive and consuming, but they are fed by our passion to find our way to a different future. We have chosen to make a difference.


BUILD

CORVEL BEGAN BUILDING THE FOUNDATIONS OF OUR VISION MANY YEARS AGO. WE COMMITTED TO BUILDING OUR OWN DATA CENTERS, TO DISTRIBUTING COMPUTING TO REACH CUSTOMERS AND TO BUILDING OUR OWN HEALTHCARE TRANSACTION PORTAL.

TECHNOLOGY HAS BECOME A CRITICAL FACTOR IN OUR SERVICE OFFERING.

efficiency

Four years ago, during the dot.com wave, we began building our healthcare portal, Care[MC]. We chose, though, to spend at a rate we could afford to maintain. Since then, there have been other managed care websites, but each lacks either the financial staying power or the foundation of decades of software development. Our ability to succeed with Care[MC] is supported by our ability to maintain a service development commitment over decades.

Care[MC] allows information used by payors and providers to be combined in one database. Access is universal with the internet, and yet secured by Care[MC]'s design. The new healthcare security mandated by HIPAA's national legislation is addressed using our role-based security interface. Immediate access to information allows time delays to be substantially reduced. In turn, this eases the stress caused in the past by the cumbersome paper processes.

Information can be collected once, and shared as appropriate, with all responsible constituents. Information transfer errors are eliminated. Outcomes reporting is available much more readily and in a more timely manner. The cost of communicating is substantially less in the internet model than in the paper processes of the past.

At the same time, we are also enjoying the wave of innovation in communications technology. Telephones have moved to our pockets and merged with our computers. The web has made sending messages cheaper and much more intuitive. The key external factors making our technology strategy timely, include: a) ongoing increases in computer processing power, b) the emergence of the internet as a uniquely useful tool in healthcare administration and c) the application of modern document and workflow management techniques in the administration of claims.

Much of what makes disability management complex is the number of constituents, each with different interests and information needs. Bringing all of those people and issues together, with efficient and powerful processes, can be done with much more ease, capitalizing on today's technology. We believe that internet services will continue to grow. Although the levels of enthusiasm reached in 2000 were excessive, the intuitive sense of the power of the internet was an accurate assessment.

Timely communication eliminates delays. Powerful databases connected to the web make information inexpensive, accurate and available. The internet not only gives us access, but offers easy and friendly access. When everyone involved in a patient's care can see the right information in timely manner, workers' compensation solutions become simpler, more affordable and understandable. CorVel provides those solutions.

Fair and prompt reimbursement for healthcare providers is a big concern for all involved parties. CorVel's bill review and PPO management software, MedCheck, facilitates prompt review of the costs of healthcare and provides an automated process for appropriate reimbursement. Automated adjudication provides consistent application of the related regulations. Medical bills can be approved for reimbursement online. The reduced cost for payors processing reimbursement offsets the cash flow loss created by prompt reimbursement. As a result, when the cumbersome paper reimbursement system is replaced by CorVel's automated process, both the providers' and payors' positions are enhanced.

Healthcare administration is increasingly like the transaction processing in financial services, and we see automation use at the levels existing in commercial banking. Workflows will be significantly changed by available automation techniques. Timely, secure access to appropriate information will ease the tasks that support healthcare professionals and reduce the cost of processing claims.

outcomes

The bottom line, though, is improving outcomes for patients, as well as for those who pay for healthcare. Accelerating the process allows employees to return to work more promptly. Delays incurred in being diagnosed and treated can be reduced. Getting employees back to work optimizes their ability to be rejoined with their associates and to retain their work habits. Improving return-to-work is the best way to reduce workers' compensation costs.

Automation also reduces the cost of managing claims. CorVel's ASP (Application Service Provider) tools allow payors to use software tools without the costs of managing and maintaining software on their own systems. Internet-based solutions maximize access while minimizing computing costs. Newer workflow management tools are also reducing the amount of labor required to conduct claims management. Increasingly, software is able to automatically address issues in claims management and simplify the collection of information.

The service enhancements and patient outcomes achieved by CorVel have created a solid return for our shareholders. Over the last decade we have improved the Company's return on equity. Our share repurchase program has helped keep our equity base consistent with the market opportunities. Revenue and profits have grown consistently. Today, we have the largest office network in our industry and lead in most technology categories.

In spite of the accomplishments of the last few years, there still remains much to do in our effort to streamline the administration of workers' compensation. It is important that payors and providers have positioned themselves properly to benefit from ongoing innovation in healthcare administration and information processing. CorVel continues to invest ambitiously, and is committed to continuing its investments in the long term. The goal of constant and continuing improvement inspires us in our work and in our mission *of improving outcomes in disability management.*

We'd like to thank our employees for their ongoing commitment and hard work, and our shareholders for their support as well.

GROW

THE BOTTOM LINE IS TO IMPROVE OUTCOMES FOR PATIENTS, AS WELL AS FOR THOSE WHO PAY FOR HEALTHCARE.

THERE STILL REMAINS MUCH TO DO IN OUR EFFORTS, HOWEVER CORVEL CONTINUES TO INVEST AMBITIOUSLY, AND IS COMMITTED TO CONTINUING ITS INVESTMENTS IN THE LONG RUN.



CORVEL HAS ALWAYS BUILT FOR THE FUTURE. OUR INVESTMENTS HAVE BEEN EXPENSIVE AND CONSUMING, BUT THEY ARE FED BY OUR PASSION TO FIND OUR WAY TO A DIFFERENT FUTURE.

WE CHOOSE TO MAKE A DIFFERENCE.

INNOVATE

Of the main issues facing employers today, work related injuries are an important concern. Workers' compensation costs can range from 2% of wages, to as high as 10%, creating a $135 billion dollar industry. In today's high priced environment, employers are finding workers' compensation to be expensive and complicated.

State regulations and now HIPAA have created healthcare compliance complexities. Unique state regulations and benefit schedules result in endless combinations of entitlements and create a blizzard of paperwork. Every part of the process is complex and costly. The market is in position for more advanced automated information processing.

+$135 billion

complexity

APPROVED OMB NO. 0938-0279

Valley Medical Center

3 PATIENT CONTROL NO. 00001203090

42 REV. CD.	43 DESCRIPTION	44 HCPCS / RATES	45 SERV. DATE	46 SERV. UNITS	47 TOTAL CHARGES
320	Rad Exam Spine: Thor 3 Views	72072	02/28/2002		260 00
320	Rad Exam Spine: Lumbosacral 2/3 Views	72100	02/28/2002		260 00
450	Emerg Room		02/28/2002		252 00

Friendly Insurance

772 00

DUE FROM PATIENT

58 INSURED'S NAME: Jane Smith

60 CERT. - SSN - HIC. - ID NO.: WC-1234010-001

67 PRIN. DIAG. CD: 847.2 — 68 CODE: E927

76 ADM. DIAG. CD: 847.2 — 77 E-CODE: E927

UB-92 HCFA-1450 — OCR/ORIGINAL

I CERTIFY THE CERTIFICATIONS ON THE REVERSE APPLY TO THIS BILL AND ARE MADE A PART HEREOF.

```
sNavOff =
onMouseOver=""navOn(this, 'im
& sSectionNav & ")"" onMouseO
arrNavElements(iLoop) & "_ui'
Case "1"
sNavOn =
sNavOff =
onMouseOver=""navOn(this, 'im
" & sSectionNav & ")"" onMous
arrNavElements(iLoop) & "_ui'
Case "2"
```

CorVel has a vision of patient friendly, automated and timely workers' compensation administration. Our investments in technology and systems total over $150 million dollars and leverage the knowledge of dedicated product development and systems support team.

+$150 million


efficiency

We have committed to building our own data centers, distributing computing to reach all parties involved and building our own healthcare transaction portal. Our service is one of information management. We communicate with all the constituents in disability management, managing the information involved. Technology has become a critical factor in our service offering.

```
MG SRC="    es/nav_btn_off.gif"" BORDER=0
 re_on        arrNavElements(iLoop) & "_ui', "
 navOff        img_square_off', '" &
& sSec          )"">"

G SRC=   images/sb_nav_btn_on.gif"" BORDER=0>"
MG SRC=  images/sb_nav_btn_off.gif"" BORDER=0
             & arrNavElements(iLoop) & "_ui',
          his,  img_square2 off', '" &
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```

Much of what makes disability management complex is the number of constituents, each with different information needs. We have brought these people and their needs together on Care[MC], providing real-time access to efficient and powerful processes. As a result, the cumbersome and complex paper system is replaced by CorVel's proprietary automated applications.

IN THE END, CORVEL'S GOAL IS TO IMPROVE OUTCOMES FOR PATIENTS AS WELL AS FOR THOSE WHO PAY FOR HEALTHCARE. DELIVERING PATIENTS THE QUALITY CARE THEY NEED, HELPS THEM GET BACK TO WORK FASTER, AND CONTINUES TO BE THE MOST EFFECTIVE WAY TO REDUCE WORKERS' COMPENSATION COSTS. CORVEL HAS ASSISTED OVER 1 MILLION PATIENTS RETURN TO WORK AND SAVED PAYORS OVER $3.5 BILLION DOLLARS.



+$3.5 billion

outcomes





+1 million

THERE STILL REMAINS MUCH TO DO IN CORVEL'S EFFORT TO IMPROVE THE ADMINISTRATION OF WORKERS' COMPENSATION. WE CONTINUE TO INNOVATE, BUILD AND GROW BY INVESTING AMBITIOUSLY IN TECHNOLOGY AND THE FOUNDATION OF OUR COMPANY – OUR NETWORK OF MORE THAN 3,500 EMPLOYEES AT 185 BRANCHES ACROSS THE COUNTRY. OUR GOALS INSPIRE OUR WORK AND SUPPORT OUR MISSION TO IMPROVE OUTCOMES.

BUILDING OUTCOMES


CORVEL

C O R V E L

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Anne Giatras
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Carrie Giles
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Denise Gillespie
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Patricia Gomes-Woolsey
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Alla Itkin
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Sarah Jackson
Timothy Jackson
Linda Jacobs
Ria Jacobs
Ruth Jacobs
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Carolyn Jankowski
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Connie Janzen
Elizabeth Jarratt
Kelly Jarvis
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Elizabeth Jeltema
Deonne Jenkins
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Sheree Jensen
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Michael Jirkovsky
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Becky Johnson
Carol Johnson
Christina Johnson
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Jacquelyn Johnson
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Judith Johnson
Kendra Johnson
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Markita Johnson
Mary Johnson
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Rita Johnson
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Stephen Johnson
Vanessa Johnson
Welford Johnson
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Sharleen Johnston
Sharon Joiner
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Dannielle Jones
David Jones
Deborah Jones
Deborah L. Jones
Deidre Jones
Erma Jones
Forest Jones
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Jeanette Jones
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Patrina Jones
Ricky Jones
Robin Jones
Victoria Jones
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Lewis Jones Ponce
Michele Jones-Mosely
David Jordan
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Shelley Jore
Eileen Jorgensen
Marie Jorgensen
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Adelore Joseph
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Candace Kannaday
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William Keough
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Sheri Kessler
Claudia Kettrick
Behnaz Khandan
Jaimathie Khusal
Penny Kile
Irene Kilgus
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David Kim
Joon Kim
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Pamela King
Mary Kippenbrock
Elaine Kirby
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Steven Kirwan
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Scott Kissner
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Lisa Klein
Margaret Klein
Robin Klein
Catherine Kleinschmidt
Carrie Klembara
Kristi Klien
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Martin Klitzner
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Tommie Klug
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Mary Sue Knecht
Jill Kniffin
Diane Knight
Mary Knight
Christine Knollman
Jason Knollman
Donna Knosky
Beverly Knouff
Sandra Knudsen
Silas Knudsen
Mike Knutter
Kristy Kobayashi
Jennifer Koehnke
Karl Koerner
Catharina Kohler
Keriann Koizumi
Crystal Kolakowski
Andrea Kolder
Medeana Koltermann
James Konenkamp
Michelle Konopasek
Patrice Konstanty
Natalie Koob
Mary Kopp
Jennifer Kornacki
Laura Kortokrax
Christina Korzun
Alma Koshmann
Darrel Kottal
Elizabeth Kouklos
Sally Kourousis
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Karen Kowatch
Mary Ellen Kozeluh
Regina Kralcek
Bonnie Kraisinger
Diane Kramer
Patricia Kranak
Lisa Kriesel
Robert Kroneberger
Joanne Kropf
Cynthia Kuczkowski
Nadine Kuhl
Catherine Kuhn
Teresa Kuhner
Sharon Kunza
Sylvia Kurash
Claudia Kurtgis
Ami Labrecque
Dewayne Lacy
Harvey Lacy
Viola Lafaille
Darlene Lafaille-Elie
Patricia Lagnada
Beatriz Lago
Danette LaGuardia
Thanh Lam
Tien Lam
Denise Lamanna
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Traci Lamer
Charlotte Lamp
Rita Lamparyk
Paula Lamphier
Robert Lancaster
Laura Landen
Daniel Landie
Jeffrey Lane
Sue Lane
Colleen Langan
Jennifer Lange
Renee Lange
Jeannie Langhofer
Rebecca Lara
Mary Ann Laraia
Nancy Lareau
Judy Larsen
Ann Larson
Nancy Larson
Donna Laster
Stephen Lataxes
Ann Latham
Brenda Laughlin
Linda Laughlin
Jose Laureano
Kathleen Laurita
Corinne Lavinder
Petro Lawriw
Naomi Lawson
Sheryl Lawson
Eddie Lawson
Tara Lawyer
Diane Lay
Jerry Layton
Yen Le
Yenny Le
Patricia Le Penske
Diane Leachman
Luann Leaders
Karen Leak
Dawn Lear
Nancy Leblanc
Khamla Lee
Mary Ann Lee
Wanda Lee
Yolonda Lee
Penry Leek
Deborah Lefort
Shawn Lehr
Nancy Leingang
Carolyn Leishman
Heath Lemoine
Ybel Lemoine
Marlene Lemon
Ana Lemus
Karen Lenhart
Anna Marie Lennon
Diana Lentz
Deborah Lenz
Gaylene Leonard
June Leonard
Kris Leonard
Marilyn Leonard
Martin Leonard
Eric Leones
Patricia Leos
Krista Lepak
Peggy Leslie
Charlene Lester
Kerry Leuty
Debra Lewars
Cheryl Lewis
Christina Lewis
Darline Lewis
Theresa Lewis
Cynthia Lewter-Brown
Khristin Liberty
Diane Lietzau
Joyce Lifshitz
Gisela Lile
Christine Lim
Laura Lindholm
Shane Lindholm
Karen Lindner
Karen Lindsey
Kerri Lindstedt
Barbara Link
Joan Linn
Damara Linneman
Beth Liotta
Delberta Lipscomb
Grace Lisy
Cynthia Little
Julie Little
Carol Littlefield
Michelle Littlejohn
John Livernois
Christine Livingston
Julia Livingston
Kelly Livingston
Saniea Livingston
Gloria Llamas
John Lluvera
Cynthia Lockamy
Jessica Locke
Joyce Lockhart
Debbie Loe
Jean Logeman
Gary Loggains
Jacqueline Logie
Deb Lomax
Catherine Lombardi
Roxane Lombardi
Jewel London
Carlos Londono
Jack Long
Janet Marks Long
Keith Long
Marc Long
Marcia Long
Mary-Therese Long
Tony Longoria
John Lopes
Alicia Lopez
Jaime Lopez
Leticia Lopez
San Juanita Lopez
Sherry Lopez
Soledad Lopez
Crystal Lorah
Joan Lore
Crystill Lorenzen
Kristen Lovell
Sam Lovingood
Bernandeth Lowe
Diane Lowe
Jeffery Lowman
Jesse Lowman
Maryann Lozito
Lorie Luce
Virginia Lucero
Jamie Ludemann
Susan Luebbert
Emily Luevanos
Sherri Lukacs
Karen Lundelius
Rebecca Lundgren
Christopher Lussier
Linda Lusso
Phyllis Luttrell
Sabrina Ly
Thanh-Van Ly
Luz Lykins
Kristy Lynam
Mary Lynch
Patricia Lynch
Roxanne Lynch
Anne Lyng
Teresa Lynn
Christopher Lyons
Kathy Lyons
Margaret MacDonald
Judith MacDougall
Gregory Macera
Donna MacIsaac
Benjamin Mack
Mary Mackey
Loriann Macli
Dana Madden
Angela Maddox
Sharon Madrzykowski
Annie Magee
Breda Maher
Mary Main
Nina Maisonet
Ann Major
Mary Jane Major
Donna Malandro
Charlotte Malave
Alberto Maldonado
Imran Malik
Roberto Mallo
Tiffany Malone
Anne Maloney
Jessica Mamer
Linda Mance
Laurie Mancha
Erin Mandel
Janet Manning
Judy Mannon
MacHelle Manny
Tanya Manseau
Stephanie Manuel
Ronald Manzo
John Manzolilla
Pamela Marano

Silvia Marinescu
Cathleen Marion
Annetta Marlow
Abigail Marquez
Renee Marschall
Carla Marshall
Theresa Marshall
Erin Martin
Gail Martin
Kenneth Martin
Marlene Martin
Shari Martin
Shelley Martin
Susan Martin
Brenda Jo Martinez
Christen Martinez
DeAnna Martinez
Hattie Martinez
Juanita Martinez
Ysabel Martinez
Melissa Martinez
Tino Martinez
Nilda Martinez
Elissa Martins
Kayleen Marvin
Staci Marvin
Keith Mason
Leah Mason
Carol Massey
Timothy Massie
Rekha Mathai
Susan Mathews
Katherine Mathis
Miriam Matos
Karen Matthels
Mary Matthews
Christine Mattoon
Barbara Mattson
Judith Maughan
Cheryl Mayforth
Kristen Mayo
Matthew Mayo
Rosemary Mc Bride
Janice McAbee
Kathy McCafferty
Charles McCall
Linda McCall
Charlotte McCleery
Karen McCleery
Denise McCloud
Scott McCloud
Rhonda McCollum
Linda McCorkle
Melissa McCormick
Therese McCorquadale
Margaret McCoskey
Mary McCoy
Robert McCrae
Polly McCray
Lori McCully-Butcher
Sandra McDaniels
Lois McDermand
Lorraine McDermott
Michael McDermott
Sandra McDermott
Melissa McDole
Gloria McDonald
Ilene McDonald
Pauline McEachin
Jane McElroy Kostelyk
Margaret McFann
Donald McFarlane
Peggy McGahagan
Margo McGivney
Tami McGlinsey
Charline McGrath
James McGraw
Patrick McGuigan
Maureen McGuire
Dian McIlwain
Aaron McKay
Linda McKenny
Barbara McKevitt
Michael McKevitt
Joanie McKinlay
John McLachlan
Anthony McLaughlin
Dale McLaughlin
Charlita McLendon
James McLeod
Yvonne McLin
Christine McMahon
Kenneth McMahon
Nicole McMasters
Mary McMeans
Joanne McMillan
Stacey McMillan
Christopher McMullen
Dennis McMullen
Teresa McNaughton
Cindy McQuillin
Amy Meadows
Carrie Meadows
Carol Meadows-Byer
Heather Means
Leanne Means
Christopher Medina
Lori Medina
Marcia Medina
Pamela Medina
Roni Meece
Teresa Meek
Christina Meetze
Theresa Mehler
John Meier
Kokeo Mekdara
Edna Melendez
Suzanne Melfi
Vick Melton
Nikki Melvin
Gilbert Mena
Jadell Mendez
Florie Mendiola
Sheila Mendiola
Michelle Menendez
Stephanie Mengel
Barbara Menkhaus
Carolina Meraz
Juan Meraz
Arnel Mercado
Christine Mercado
Lerio Mercado
Gail Merced
Ellen Merick
Llamila Merlo
Janice Meron
Cheryl Merritt
Mary Merritt
Judy Merselis
Michelle Mescall
Crystalyn Messer
Kimberlyn Messer
Laura Messer
Kathleen Messimer
Kelly Messmer
Julie Meyer
Nicole Michalski
Paul Michalski
Amy Middlebrooks
Lisa Mihara
Carrie Mikesh
Teresa Mikiciuk
Karen Miksic
Judith Miles
William Miles
Edilia Milian
Kevin Millard
Maxine Millard
Angela Miller

Cheryl Miller
Cindy Miller
Colleen Miller
Karen Miller
Leticia Miller
Marie Miller
Pamela Miller
Pauletta Miller
Pauline Miller
Shaneisha Miller
Susan Miller
Tina Miller
Pamela Milliron
Kathleen Millman
Connie Mills
Deborah Mills
Heather Mills
Patricia Milmine
Henrietta Milward
Christine Mimms
Malanie Minister
Isabel Mir
Rosa Miranda
Grace Mishoe
Larry Missling
Janet Mitchell
Laura Mitchell
Lavonne Mitchell
Linda Mitchell
Luanne Mitchell
Pamela Mitchell
Stephanie Mitchell
Susan Mitchell
Wendy Mitchell
Tamara Mittelstadt
Lisa Mobley
Laurie Modrall
Christy Mohar
Janice Molina
Jasmin Molina
Jenny Moline
Carrie Monger
Cheryl Monroe
Jasmine Montanaro
Claudia Montes de Oca
Laura Montoya
Lawrence Montoya
Rebecca Montoya
Victoria Montz
Carolyn Moore
Judith Moore
Paul Moore
Ronda Moore
Susie Moore
Cassandra Moore-Bailey
Steve Mootz
Lorena Morales
Miriam Morales
Allison Moran
Rhonda Moran
Roxanne Moreau
Natalie Morehouse
Ana Moreno
Joyce Moreno
Maria Moreno
Sandra Moreno
Donna Morgan
Dorothy Morgan
Jill Morgan
Joan Morgan
Mary Morgan
Patricia Morgan
Rachael Morgan
Robin Morgan
Robyn Morgan
Tammy Morney
Claudia Morrell
Paula Morrison
Jean Morrow
Tamara Mortensen
Sonya Morton
Daryl Mosbey
Curtis Mowrey
Annette Moye
Cheryl Moylett
Carmen Muchacho
Kathrine Mueller
Debra Muir
Marilyn Mule'
Joyce Mullin
Terri Mullins
Bridget Mundy
Jeanette Mungcal
Alexandra Muniz-Dejesus
Jana Munoz
Barbara Munson
Gloria Munson
Patricia Munz
Theresa Murkey
Barbara Murphy
Daniel Murphy
Kristin Murphy
Patricia Murphy
Patricia Murray
Elaine Musgrave
Laurie Muth
Shannon Mutz
Curt Muyres
Alexander Myachin
Debora Myers
Gretchen Myers
James Myers
Joyce Myers
Sabrina Myers
Kerry Myngheer
Joanne Nadeau
Jeanne Napier
Roberta Nasal
Christine Naugle
Stephanie Nault
Janet Nauman
Anthony Navarro
Patricia Navarro
Peregin Naylor
Howard Neal
Pamela Neal
Beverly Negrete
Rosemary Negron
Joanne Nehls
Alice Lee Neidhart
Shanna Neis
Carrie Nelson
Gary Nelson
Melissa Nelson
Tony Nelson
Beth Nemeth
Nicky Nestor
Susan Neuhart
Theresa Neuhaus
William Neville
Nancy Newberry
Merissa Newell
Gwendolyn Newsom
Leonard Newton
Diane Newvine
Diane Nghiem
Jacklyn Ngo
Vivian Ngo
Cindy Nguyen
Minhthu Nguyen
Sam Nguyen
Tammy Nguyen
Lorraine Nicholas
Philip Nichols
Tammy Nicol
Jenifer Nicoletti
Ruth Ann Niedert
Anna Niemiec
Moises Nieves

Andrea Niknam
Carol Nola
Gregory Nomland
Eric Norful
Paul Norman
Aynsley Norman-Wells
Jo North
Kathryn Norton
Gary Nosonovsky
Denise Nostin
Tim Nowlin
Melissa Noyes
Karen Nugent
Kathy Nultemeier
Keitha Nunn
Peggy Nyman
Jayme Obata
Linda O'Bayley
Carol Oberley
Brandon O'Brien
Catharine O'Brien
Christine O'Brien
Edith Ochoa
Mayra Ochoa
Tania Ochoa
Elizabeth O'Colmain
Eileen O'Connell
Jill L O'Connor
Cheryl O'Dell
Kimberly Odette
Brigid O'Donnell
Joseph O'Donnell
Judith O'Donovan
Kimberly O'Grady
Michael O'Hagan
Rhonda Okolo
Tina O'Leary
Sandra Olesen
Amanda Olff
Valerie Oliver
Sharon Ollie
Heather Olmsted
Leslie Olmsted
Samantha Olmsted
John O'Loughlin
Helen Olsen
Michele Olsen
Denise Olson
Kimberly Olson
Kymberly Olson
Shawna Olson
Vicki Olson
LeDonna O'Neal
Don Opgenorth
Jonathan Orense
Hilda Ornelas
Cathy Orr
Robin Ortega
Angelina Ortiz
Jessica Ortiz
Marryjo Ortiz
Mildred Ortiz
Robert Ortiz
Yesenia Ortiz
Mary Ortmeier
Susan Orzolek
Elizabeth Osborn
Carlos Oses
Derick O'Sullivan
Lauren Ott
Melissa Ouellette
Anne Outlaw
Brandie Outlaw
Julie Overcash
Treva Overstreet
Mary Oviedo
Erin Ovitz
Trenton Owen
Eileen Owens
Jessica Owens
Marcia Owens
Julie Ozler
Gail Pacifico
Pamela Padgett
Yolanda Paez
Ann Page
James Pagel
Joanne Palladino
April Palmer
Joel Palmer
Linda Palmer
Lea Papiernik
Cristina Paralejas
Lynda Parish
Seungsook Park
Velma Parker
Elizabeth Parlett
Sandra Parra-Vogler
Arlene Pascua
Rosa Pasour
Christina Passmore
Assunta Pasteur
Maria Patag-Galang
Rajeshkumar Patel
Mary Patire
Amber Patrick
Sally Patrow
Ralph Patterson
Ginger Paulk
Joanne Paymal
Michele Payment
Diane Payne
Marcia Payne
Micheal Payne
Michelle Peaceman
David Peavy
Heather Peck
Charlene Pecoraro
Freddy Pedersen
Roxie Pedroli
Manuel Pedroza
Juan Pedroza
Twila Peitz
Felecia Pellam
Christine Pellett
Pamella Peltz
Sarah Pelzl
Kim Pemberton
Julie Pena
Louise Pena
Mary Pena
Michael Pena
Tawn Pena
Connie Pendley
Marjorie Penebacker
Janet Penny
Patricia Pepe
Teresa Perdue
Lucinda Perey
Nubia Perez
Rose Perez
James Perkins
Lisa Perseo
Hazel Peterson
Jacqueline Peterson
Jaime Petrjanos
Paula Pezzano
Corrina Philips
Barbara Phillips
Donna Phillips
Rosa Phillips
Vanessa Phillips
Lisa Phinny
Pane Phomphak
Debe Pickering
Don Pickering
Fabio Pico
Maria JulianaPicon
Henry Pierce

Michelle Piercy
Myriam Pierre
Gerard Pierre-Trettel
Kristen Pierson
Jacquelyn Pilarski
Sharyn Pimpinella
Robin Pine
Debra Pinkerton
Gladys Pinover
Mary Pinto
Anne Piper
Pamela Piper
Patricia Pippen
Angela Pitman
Laura Pivonka
Saundra Piwinski
Patricia Planders
Kirsten Plate
Jane Plimack
Michele Plocki
Christine Plowman
Linda Poche
Stacey Podgorski
Silvia Poe
Connie Pohlman
Jodi Polston
John Pompei
Patricia Pomper
Elia Ponce
Shari FlemingPonder
Carol Poniewaz
Dorine Poole
Melissa Pope
Randy Porco
Cunsualo Porter
Gloria Porter
Tamora Posey
Susan Post
Joe Potts
Nancy Poulin
Stacy Povlin
Kathleen Powell
Lori Powell
Phonsa Powell
Toni Powell
Vasanthakumari Prammagnanam
Michell Prangner
Catherine Pratley
Cynthia Pratt
Cynthia Preisig
Ingrid Prentice
Latonia Pressley
Elizabeth Prestin
Gary Price
Lou Price
Mark Price
Jocelyn Pride
Mary Prideaux
Bonnie Pridemore
Cynthia Pritchard
Diane Pritchard
Cristina Procita
Marceilas Proctor
Amy Prohowich
Arlene Propst
Paula Pruitt
Debra Prutzman
Yvette Pryor
Jamie Puckett
Gail Puppos
Susan Putica
Jake Putzier
Nooria Quadrat
Shahira Qudrat
Blanca Quiles-Marrero
Elizabeth Quinn
Theresa Rabinek
Barbara Rada
Susan Radzvickas
Nicole Rafuse
Jennifer Raiche
Stephanie Raines
Constance Raines-Kriese
Ganesan Rajaraman
Elizabeth Ralph
Eileen Ramallo
Nancy Ramey
Diana Ramirez
Louisa Ramirez
Manuel Ramirez
Josefina Ramos
Katherine Ramos
Lawrence Ramos
Duski Ramsey
Jenay Ramsey
Julie Randleman
Renee Rangel
Venice Rashford
Martha Rasso
Diana Rast
Loraine Rathman
Roger Rawlings
Carolyn Ready
Margaret Reagan
Hazel Rebadulla
Donnie Reddick
Karen Redfearn
Lisa Redifer
Tawnie Redington
Elizabeth Reed
Kelly Reed
Kirsti Reed
Shirleen Reed
Grant Rees
Ethel Reese
Marca Reese
Valerie Reese
Janet Reffett
Carmela Rega
Victoria Rei- Ristow
Darrin Reichle
David Reid
Jennifer Reid
Leslie Reid
Serena Reiff
Ruth Reilly
Gail Reimer
Marcia Reinders
Cheryl Reineck
Karen Reinhart
Sharon Reiter
Betty Reither
Mary Renaud
Ardyth Renden
Tina Renfro
Tommy Renick
Mary Rennich
Janet Reno
Brian Renshaw
Rebecca Revolinski
Carmen Reyes
Charles Reyes
Eleanor Reyes
Hortensia Reyes
Heather Reynolds
Lisa Rhea
Gail Rheaume
Linda Rhoads
Melissa Rhoads
Nina Rhodes
Joel Rhyner
Tana Ribble
Megan Riccobuono
Arthur Rice
Susan Rice
Janice Rich
Jennifer Rich
Aaron Richard
Erin Richardson

Jennifer Richardson
Tina Richardson
Shirley Rickert
Katrina Rico
Julie Riddle
Stephen Riddle
Elizabeth Ridings
Kristina Riener
Jane Rife
Judith Rinderle
Kristen Rintelmann
Rosa Rios
Judith Risley
Rebecca Riva
Guadalupe Rivales
Mary Rivera
Connie Rivera
Maritza Rivero
Patricia Roark
Judy Robarge
Deborah Robbins
Velisa Robbins
Donald Roberge
David Roberts
Jennifer Roberts
Kristi Roberts
Linda Roberts
Misty Roberts
Phyllis Roberts
Tara Robertson
Nancy Robins
Crystal Robinson
Katrina Robinson
Laura Robinson
Lisa Robinson
Vickie Robinson
Theresa Rocca
Kathleen Roche
Robert Rock
Carolina Rodriguez
Juan Rodriguez
Mildred Rodriguez
Patricia Rodriguez
Sylvia Rodriguez
Maritza Rodriguez De Perea
Corinne Rogers
Deborah Rogers
Gail Rogers
Melinda Rogers
Margery Rohde
Ann Rohlf
Elena Rojas
Micheline Rojas
Lidia Roldan
Hortensia Roman
Nicholas Romano
Mary Alice Romans
Evelyn Romero
Marie Romero
Yvonne Romo
Carlton Rood
Kathleen Root
Kerrie Ropp
Kimberly Roque
Carmen Rosales
Melanie Rosario
Laura Rosenbaum
Marina Rosenfield
Mary Rossi
Robin Roth
David Rothwell
Vicki Rottman
Conni Roush
Tami Rowe
Janine Roybal
Susan Rozell
Deborah Rudy
Joshua Rugowski
Amanda Rupp
Christine Rushenberg
Tonya Rushing
Amy Russell
Barbara Russell
Burnis Russell
Sarah Russell
Mary Ruvalcaba
Joni Ryan
Terry Ryan
Marzena Rybicki
Joel Sabalza
Lisa Sabye
Lisa Sachs
Rachel Salas
Josue Salazar
Tonya Salley-White
Kadih Salman
Jennifer Sanbet
Milagros Sanchez
Sonia Sanchez
Annette Sanchez-Schafer
Carla Sanders
Cathy Sanders
Yvonne Sanders
Arli Sandoval
Marla Sands
Lauren Sanford
Shasta Sanneman
Susannah Santangini
Eric Santiago
Maria Santiago
Dan Saraz
Jason Sardis
Rita Sassano
Teresa Saunders
Tim Scaboo
Nicole Schacht
Dina Schaeffer
Dollinda Schafer
Tammy Schaik
Yvonne Schautteet
Victoria Scheckel
Mary Scheel
Megan Schemmel
Aaron Schenck
Katherine Schiebe
Sharon Schiera
Gretchen Schild
Catherine Schinski
Teresa Schliem
Beth Schlup
Catherine Schmelz
Geri Schmid
Elaine Schmidt
Mary Schmit
Debbie Schmitz
Deborah Schmollinger
Alison Schoepp
Cindy Schopfer
Linda Schoppe
Debbie Schreck
Lisa Schreiber
Margaret Schroeder
Marie Schroeder
Ming-Jen Schu
Alicia Schubert
Pamela Schubert
Susan Schuknecht
Cindi Schultz
Tessa Schultz
Tracie Schultz
Nancy Schumacher
Rhonda Schutz
Dana Schwartz
Laura Schwartz
Marcia Schwartz
Joann Schweigert
Kendal Schweizer
Nicholas Schweizer
Richard Schweppe

Janelle Scott
Linda Scott
Sarah Scott
Susan Scott
Suzanne Screptock
Shugie Scroggin
Kimberly Scurlock
Debra Seals
Charles Sears
Malinda Sears
Amy Seigel
Bernie Selders
Kenneth Selensky
Dquence Self
Robert Seliskar
Tracy Sellers
Margaret Sender
John Sendlosky
Lupe Serna
Veronica Serrano
Mary Sevinsky
Patricia Sexton
Scott Sexton
Sherry Shaffer
Mukundray Shah
Terry Shahan
Sara Shamblin
Barbara Shane
Lisa Sharkey
Renu Sharma
Sheryl Sharp
Trace Sharpe
Cynthia Sharrette
Lynda Shave
Ashley Shaw
Lynn Shaw
Shenika Shaw
Monica Shean-Craig
Beverly Sheetz
Kristine Sheetz
Diane Shefveland
Diane Shelburne
Brenda Sheppard
Mary Sherman
Sheila Shidlofsky
Virginia Shields
Margaret Shinn
Nancy Shinn
Angela Shipp
Cindy Shirley
Maxim Shishin
Faith Shively
Alice Shoaf
Shahrooz Shomali
Lila Shores
Pamela Shores
Jennifer Short
Sandra Short
Laurie Shotton
Heather Sibal
Katherine Siegel
Amy Siegel-Goldman
Laurie Siegel-Sanfiel
Jolene Silbernagel
Lisette Silva
Lisa Silverstein
Christopher Simants
Christine Simler
Kevin Simler
Patricia Simmons
Susan Simmons
Victor Simone
John Simpson
Linda Simpson
Jacinta Sims
Joanna Sims
Susan Sineni
Faye Singer
Charlene Siplin
Jeanine Sirk
Kimberly Siudy
Catherine Siver
Sharon Sizemore
Catherine Skebo
Virginia Skelton
John Skinner
Lesley Skipper
Betty Skowronski
Sharon Slade
Ashley Slate
Dolores Slavis
Lois Sloan
Mary Sloan
James Smawley
Kelly Smeltzer
Jane Smerdell
Cynthia Smetak
Yolanda Smiley
Arlyce Smith
Barbara Smith
Christina Smith
Connie Smith
Debbie Smith
Debra Smith
Diana Smith
Ellen Smith
George Smith
Jarod Smith
Jean Smith
Kimberly Smith
Latonya Smith
Linda Smith
Linda B. Smith
Lisa Smith
Magdalyn Smith
Margaret Smith
Michael Smith
Nancy Smith
Richard Smith
Robbin Smith
Rusty Smith
Sandra Smith
Sharon Smith
Stacie Smith
Tamara Smith
Vera Smith
Julia Smythe
Vicki Sneath
Brant Snell
James Sniff
Brent Snook
Nanisa Snooks
Robert Snyder
Sherry Snype
Rae Sobiaban
Nanette Soccino
Anita Solano
Katie Solenberg
Kelley Solheid
Khamnoi Somsavath
Mina Song
Lisa Sonka
Robbin Sonnenberg
Elba Soto
Donna Souza
Linda Spade
Lindsy Spain
Mandi Spangler
Victoria Spanier
Rebecca Sparger
Yvonne Spellman
Karen Spence
Grigoriana Spenciuc
Erika Spicer
Desiree Spruell
Pam Srur
Leane St. Peter
Kathlyn Stack
Shelby Staffenson

Loretta Stafford
Jonathan Stagno
Patricia Stahl
Renee Stahlecker
Darren Stahulak
Mary Stallworth
Barbara Standish
Denise Stanton
Annette Stapp
Hana Stara
Vonnie Starcher
Sara Starke
Netria Starr
Lori Staup
Deborah Stears
Deborah Stebnitz
Laura Steckbauer
Mary Steffen
Latonya Stegall
Jennifer Steinbaugh
Mary Steinberg
Anna Steinberger
Tasha Steinkamp
Gregory Stevens
Harriett Stevens
Sydne Stevens
Eleanor Stevensen
Lynn Stevens-Mitchell
Gayla Stewart
Susan Stewart
Ty Stewart
Laura Stickfort
Nancy Stickley
Susan Stier
Jody Stigar
Laurie Stiggers
April Stiles
Mary Ann Stine
Donald Stobo
Cathy Stogel
Manessa Stokes
James Stolen
Katie Stoll
Bill Stolte
Jacquelyn Stone
Melanie Stone
Maria Stoute
Paula Straka
Penny Stratton
Heather Straub
Douglas Strauss
Bonita Streeter
Katherine Stroh
Amy Stroud
Linda Stroud
Darla Strzesynski
Margaret Stutsman
Nina Styles
Patricia Styles
Sally Suarez
Suriyakumar Subrahmanjan
Edwardo Sueiro
Jungsheem Suh
Charlotte Sujeta
James Sullivan
Kristin Sullivan
Winifred Sullivan
Nandakumar Sundaresan
Sara Sundborg
Robin Surrey
Steven Sutherland
Thomas Svetlik
Nancy Swaim
Kelly Swalleh
Victoria Swankie
Matthew Swanson
Kathy Swart
Monique Swartz
Michele Swearingen
Kimberly Sweeney
Patrick Sweeney
Patricia Sweetin
Tracy Swift
Juanita Swigart
Mary Swindell
Wendy Sykes
Ladda Sysomvang
Sue Szerlong
Virginia Szewczyk
Stephen Szuchy
Duane Szymanski
Teri Szymanski
Michelle Szymczak
Cheryl Tadiello
Margaret Tafoya
Sara Taggart
Renee Taitt
Sharon Taliaferro
Ethel Taniguchi
Myrna Tapounet
Irina Tarasenko
Audrey Tart
Maryann Tartamella
Gwendolyn Tarver
Evelyn Tataje
Jean Taylor
Marcia Taylor
Pamela Taylor
Paula Taylor
Samuel Taylor
Sherry Tedder
Shirley Teders
Gayle Tedford
Hong Teh
Maria Tejeda
Suzanne Templeton
Leah Terral
Sharon Terry
Mary Tevlin
Michelle Thane
Viengxay Thavorn
Rhonda Theis
Bradley Thiele
Christopher Thomas
Jennifer Thomas
Julie Thomas
Karen Thomas
Marilyn Thomas
Sonja Thomas
Wilda Thomas
Christina Thompson
Karen Thompson
Mandie Thompson
Margaret Thompson
Merridonna Thompson
Tracy Thompson
Tracy Thompson
Chrystine Thong
Wilfred Thorne
Jonnell Thurman
Linda Thurman
Douglas Tierney
Debra Tillhof
Deborah Tillman
Matthew Tillman
Dayna Timmins
Gary Tindle
Maureen Tinker
Bernadette Tipton
Patricia Tirado
Joseph Tirinzoni
Shirley Tirone
Naomi Tittle
Lynda Tobolski
Carla Todd
Kelly Todd
Merry Todd
Alexandra Toeppe
Lisa Tokich

Sharie Tokumoto
Laura Tolbert
David Tompkins
Robert Tompkins
Cheryl Tooker
Leigh Tornyos
Bertha Torres
Pamela Tortorici
Marion Tovar
Teresa Tracy
Dung Tran
Gina Tran
Hung Tran
Huy Tran
Kim Tran
Tim Tran
Uyen Tran
Kimberlea Travers
Roberta Treakle
Lucie Trepanier
Scott Treseder
Courtney Trinh
Deborah Trinidad
Malgorzata Trojanowski
Marsha Trosper
Kimberly Trotter
Paul Troyer
Sharon Trudeau
Cecilia Trujillo
DeAndra Trujillo
Jessica Trujillo
Laura Trujillo
David Tucker
Tracy Tucker
Karen Tuenge
Andrea Tugander
Janice Tuggle
Alisa Tunstall
Stephanie Turcotte
Norma Turkalp
Aleta Turner
Denise Turner
Gayle Turner
Jennie Turner
Martha Turner
Raushanah Turner
Steven Turner
Lillie Tyson
Erica Ugalde
Karen Updegraff
Corrina Urias
Joella Vaclavik
Kathleen Vaden
Dena Valentine
Pamela Vales
Rachel Valles
Rachel Valls
Jacque Vance-Cheatham
Martha Vandemark
Douglas Vandermark
Kathryn Vanderpool
Sarah Vanderveen
Pang Vang
Linda Vanseth
Ingrid Van'T Hof
Cynthia Vargas
Marta Vargas-Rodriguez
Bettina Varner
Ellen Varner
Susan Vassallo
Amanda Vatter
Gladys Vatterott
Beth Ann Veeder
Amy Vega
Jorge Vega
Tina Vela
Stacy Velarde
Linda Velasquez
Liza Velazquez
Maria Velazquez
Gladys Velez
Linda Ventress
Thomas Vermilya
Barbara Vernon
Don Vidal
Joan Videtich
Victoria Villarreal
Kalounna Virachith
Jeanine Visser
Ronnel Vista
Melissa Vogelman
Kathleen Voigtlander
Phyllis Volk
Kathleen Volpe
Christopher Von Arb
Betty Vosberg
Laura Voyles
Blanche Vozzy
Malisia Vrana
Katie Vu
Donna Wade
Gina Wade
Monica Wade
Traci Wade
Margaret Wagner
Sharon Wagner Stewart
Chadwick Walden
Mickie Walding
Joanne Waldron
Raylene Waldron
Kim Waldstreicher
Charlene Waley
Cathy Walker
Shayne Walker
Karen Walker
Kenyon Walker
Phyllis Walker
Marsha Wall
Theodora Wall
Julie Ann Wallace
Linda Wallerstedt
Christopher Walsh
Shelly Walter
Karen Walters
Mary Walters
Mary Walthers
Erica Walton
Eric Waraksa
Leslie Warbrick
Deborah Ward
Stacie Ward
Vivian Ward
Geraldine Warne
Anna Warner
Angela Warren
Vanessa Warren
Kim Washburn
Beverly Washington
Sandra Wastler
Amy Watkins
Corinne Watkins
Debra Watkins
Mary Watkins
Erin Watkinson
Daniella Watson
Cheryl Wayman
Sherry Weaklim
Patricia Weartz
Sandra Weasner
Alicia Wedderburn
Claudia Weeks
Michael Weight
Patricia Weimert
Janel Weinberger
Dorothy Weintraub
Donald Welch
Christine Wellborn
Amy Wellman
Cathy Wells

Karla Welte
Therese Welter
Sarah Wen
Barbara Werling
Dana West
Lisa West
Pamela West
Shawn West
Melanie Westin
Kathryn Westlund
Margery Westman
Patricia Weston
Paul Wexler
Robert Wheeler
Margaret Whigham
Patricia Whisenant
Cynthia Whisman
Darrick Whitaker
Jane White
Jeffrey White
Joann White
Kelly White
Laura White
Lynne White
Michelle White
Patricia White
Sheila White
Teresa White
Gordon Whitehead
Lee Whitehead
Marilee Whitehill
Nietta Whitfield
Brad Whitley
Danielle Whitney
Eirwen Whitney
Dianne Whitworth
Kristine Wieand
Patricia Wiechecki
Michele Wielde
Ted Wiese
Donna Wiggins
Mary Wiglusz
Ronda Wiles
Lisa Wiley
Debra Wilkerson
Brandi Wilkinson
Brenda Wilkinson
Carol Wilkinson
Harriet Wilkinson
Johathan Wilkinson
Michelle Wilkinson
Cheryl Will
Sandra Willett
Amanda Williams
Bernestine Williams
Betty Williams
Bonnie Williams
Carolyn Williams
Chelle Williams
Christina Williams
Cynthia Williams
Dainer Williams
Holly Williams
Judy Williams
Kelly Williams
Kerri Williams
Kerry Williams
Ladonna Williams
Latanya Williams
Michael Williams
Michele Williams
Michelle A. Williams
Michelle Williams
Patricia Williams
Penny Williams
Renarda Williams
Shannon Williams
Shirley Williams
Sherrie Williams-Leach
Ranisha Willingham
Nina Willis
Selena Willis
Angela Wilson
Eileen Wilson
Kathleen Wilson
Latashia Wilson
Linda Wilson
Marsha Wilson
Patrice Wilson
Samantha Wilson
Sheila Wilson
Shirley Wilson
Sue Wilson
Susan Wilson
Sean Wiltison
Cindi Wimer
Carol Winetrout
Stafford Winters
Dawn Wipf
Ron Wojciechowski
Donna Wolfberg
Craig Wolfe
Karen Wolff
Linda Wonn
Theresa Wood
Anita Woodard
Denise Wooden
Linda Woodling
Jennifer Woods
Judy Wootton
Peter Worden
Deborah Wright
Kim Wright
Laurie Wright
Martha Wright
Shelley Wright
Charlotte Wristen
Pat Wrobel
Jennifer Wronski
Maricar Wuersch
Gaylan Wykes
Kathy Wynn
Carmen Wynter
Gay Wys
Donna Wysocki
Kelly Xiong
Richard AllenYamin
Cheryl Yancey
Donna Yancey
Kathryn Yarbrough
Nawang Yehshopa
Ilyse Yoder
Lorna Yonan
Stacey Yoneshige
Judith York
Cliff Young
Corey Young
Jayson Young
Joyce Young
Katherine Young
Kristin Young
Susan Young
David Young
Pamela Youngblood
Kathryn Yutsai
Karen Zamudio
Robert Zapata
Michele Zavala
Rachael Zazzetti
Donna Zbiek
Troy Zenzen
Joseph Zeppetella
Kevin Ziehr
Timothy Zimmerman
Mary Susan Zinkan
Zach Zuehlke
Patricia Zukoski
Lisa Zvyak

CORVEL CONTINUES TO INVEST IN THE FOUNDATION OF OUR COMPANY – OUR NETWORK OF MORE THAN 3,500 EMPLOYEES AT 185 BRANCHES ACROSS THE COUNTRY.

WE THANK THEM FOR THEIR ONGOING COMMITMENT AND HARD WORK.

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OUR NETWORK

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

888 7 CORVEL
www.corvel.com

CORVEL®